Exhibit 99.1

London | 18 May 2017: National Grid, a leading energy transmission and distribution company, today announces its Full Year results.

Report for the year ended

31 March 2017

Operational Highlights

●	Strong performance and significant strategic progress
●	UK regulated efficiency and innovation generated customer savings of £460m over 4 years
●	Sale of 61% of UK Gas Distribution business complete, announced £4bn return to shareholders
●	Rates updated for downstate New York gas and Massachusetts Electric businesses
●	RIIO mid-period regulatory review completed
●	Further clarity on the UK System Operator role

Financial Highlights

●	Total adjusted[1] EPS of 73.0p
●	Total adjusted EPS excluding timing of 66.1p, up 6%
●	Total Group Return on Equity of 11.7% (2016: 12.3%)
●	Significant total capital investment of £4.5bn, up 5% at constant currency
●	Recommended full year dividend of 44.27p
●	Strong balance sheet maintained

Financial Summary

Year ended 31 March

	Total[2]			Continuing
	2017	2016	% Change	2017	2016	% Change
	Adjusted results[1]
Operating profit (£m)	4,667	4,096	14	3,773	3,214	17
Profit before tax (£m)	3,555	3,142	13	2,807	2,417	16
Earnings per share (p)	73.0	63.2	16	56.9	48.0	19
	Statutory results
Operating profit (£m)	4,102	4,085	-	3,208	3,225	(1)
Profit before tax (£m)	2,926	3,032	(3)	2,184	2,329	(6)
Earnings per share (p)	207.1*	68.7	201	48.1	50.4	(5)
Capital investment (£m)	4,450	3,946	13	3,862	3,380	14

   *Includes £5,321m (141.4p) gain on the disposal of UK Gas Distribution

John Pettigrew

Chief Executive

“Last year was an important year for National Grid. We invested record capex of £4.5 billion delivering a safe and reliable service for customers. Our focus on efficiency has also generated £460 million of savings for customers in the first half of the 8 year RIIO framework. We made significant progress in the year, with the successful completion of the UK Gas Distribution transaction, a good outcome on the rate filings in the US and a positive conclusion to important regulatory reviews in the UK.

National Grid is well positioned for the future with a rebalanced, higher-growth portfolio, and we are actively taking steps to evolve the business to meet the changing needs of our customers.”

1Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis for our continuing operations, at actual exchange rates. Prior year EPS has been adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 59.

‘Adjusted results’, and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms, descriptions of restatements and, where relevant, proforma calculations on pages 40-44.

2Total includes the results of UK Gas Distribution business (NGGD) and Xoserve Limited and includes the benefit of £96 million to operating profit related to the cessation of depreciation and amortisation from 8 December 2016, the point at which these businesses were classified as held for sale.

National Grid	2016/17 Full Year Results Statement

Contacts

Investor Relations

Aarti Singhal	+44 (0)20 7004 3170	+44 (0) 7989 492447
David Brining	+44 (0)20 7004 3166	+44 (0) 7816 847918
Tom Edwards	+44 (0)20 7004 3460	+44 (0) 7976 962791
Mike Ioanilli	+1 (929) 324 4232	+1 (781) 405 5699
Richard Foster	+44 (0)20 7004 3169	+44 (0) 7768 294017
Media
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Charles Armitstead	+44 (0)20 7420 3199

Conference call details

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Row, London EC4M 7LS at 09:15 (BST) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com. A replay will be available soon after the event ends.

  Live telephone coverage of the analyst presentation at 09:15

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The 2017 Annual Report and Accounts (ARA) is expected to be publicly available on 6 June 2017. You can view or download the ARA from National Grid’s website at investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com

National Grid	2016/17 Full Year Results Statement

2016/17 OVERVIEW

A year of significant progress

Last year we delivered a record level of investment across our gas and electricity infrastructure providing safe and reliable services for millions of customers. At the same time, we made significant progress against our strategic priorities, successfully rebalancing the portfolio towards higher growth.

We announced the completion of the sale of a 61% equity interest in our UK Gas Distribution business (NGGD) to a consortium of long-term infrastructure investors and the return of £4 billion to shareholders. We also announced the potential sale of a further 14% equity interest in NGGD at the option of National Grid or the consortium on broadly similar terms.

In the US, performance has started to benefit following the introduction of new rates in three of our utility businesses. In April 2017, we filed for new rates in our upstate New York gas and electric businesses (NIMO), representing a further 30% of our rate base. The US business achieved strong levels of reliability despite significant storm activity, particularly in New York, reflecting the increased level of investment designed to strengthen the network.

Our UK businesses delivered another year of strong operational performance with strong levels of reliability across all our networks. We received a final decision on The Office of Gas and Electricity Markets’ (Ofgem) Mid-Period Review (MPR) which reaffirmed Ofgem’s commitment to the clarity and certainty offered by the eight-year UK regulated price control (RIIO) framework and volunteered the deferral of £480 million of allowances in UK Electricity Transmission. In the first four years of RIIO, customers’ share of savings is around £460 million that will help to reduce electricity and gas bills over a number of years.

Our UK electricity System Operator continued to perform strongly and we welcomed the announcement by the Department for Business, Energy & Industrial Strategy (BEIS) and Ofgem confirming their joint belief that a more independent System Operator, within National Grid, can realise benefits for consumers by enabling a more secure, competitive and flexible system.

National Grid’s portfolio of Other activities made a good contribution in the year compared to a strong prior year. In addition to progress on projects under construction (Nemo and North Sea Link), the business also continued to develop new opportunities for growth including our decision to invest in a second French interconnector (IFA2), UK smart meters and residential solar assets in the US.

Finally, we continue to take steps to ensure that National Grid is evolving to be better equipped for the future. We brought together a number of our Other activities businesses to create a new division with its own leadership. It will be called National Grid Ventures, and will focus on the development of new growth opportunities and strengthen our commercial and partnership capabilities for the future.

Group RoE of 11.7%

Group Return on Equity (including NGGD) of 11.7% (2015/16: 12.3%) was down slightly on last year’s particularly strong performance. In the UK, the regulated businesses delivered strong returns of 13.1%, including an assumption of 3% long-run average Retail Price Index (RPI) inflation. US Return on Equity of 8.2% reflected a partial-year impact of new rates in three of our US businesses. Other activities performance decreased compared to a strong prior year, reflecting one-off business change costs and the write off of US business development projects, combined with expected revenue reductions at our French interconnector (IFA) and the absence of the prior year Iroquois gain.

Value Added of £1.9bn, driven by asset growth

For the year ended 31 March 2017 we have calculated Value Added to include a full year of performance from NGGD and removed any impact from the sale of that business.

The strong financial performance in the year is reflected in the Value Added metric. This metric reflects the key components of value delivery to shareholders, being the dividend and growth in the value of

National Grid	2016/17 Full Year Results Statement

National Grid’s assets, net of growth in net debt. The Value Added per share measure also reflects the funding of this growth and any dilution of the equity investment through, for example, scrip dividend take up. Value Added in the year was £1.9bn or 51.6p per share, including a full year contribution from NGGD.

Value Added (£m constant currency)	2017	2016	Change	%	2015/16
UK regulated assets[1]	26,601	25,927	674	3	515
US regulated assets[2]	17,063	16,218	845	5	214[5]
Other invested capital	2,231	2,001	230	11	363
Total group regulated and other assets	45,895	44,146	1,749	4	1,092
Dividend/share repurchase in the year			1,652		1,604
Movement in Net Debt and Goodwill[3]			(1,460)		(909)
Value Added			1,941		1,787
Value Added per Share[4]			51.6p		47.6p

1 Consists of the regulated asset values (RAVs) and other regulatory assets and liabilities of the UK businesses regulated under the RIIO price controls, i.e. UK Transmission Owner and System Operator and Gas Distribution assets. Restated for opening balance adjustments following the completion of the regulatory reporting pack process in 2016.

2 US regulated assets increased from $20.3bn to $21.4bn in the year. These represent rate base plus assets outside of rate base including working capital.

3 2016/17 net debt and goodwill movement excludes the £9,871m reduction in net debt arising on the sale of NGGD.

4 Based on 3,763m weighted average shares for 2016/17 (2015/16: 3,755m).

5 Movement in US regulated assets partly reflects the exclusion of certain pension assets outside of rate base at March 2016 which were included in the March 2015 reported assets.

Value Added was higher than 2015/16, primarily due to higher RPI inflation on UK regulated assets and higher operational returns on US regulated assets, partially offset by the impact of higher inflation on interest costs.

Total Group regulated and other assets increased by 4% which includes adverse movements in regulated assets outside of RAV and rate base. Excluding movements in these assets, which principally comprise UK timing differences and US capital work in progress, total Group regulated and other assets grew by 5%.

Of the £1,941m Value Added in 2016/17, £1,463m was paid to shareholders as cash dividends and £189m as share repurchases (offsetting the scrip issuance during the year), with £289m retained in the business.

National Grid	2016/17 Full Year Results Statement

OPERATIONAL PERFORMANCE

National Grid delivered strong operational performance for customers throughout the year with high standards of network availability and reliability reflecting the benefit of the Group’s disciplined investment in new infrastructure and network resilience.

During the year, we achieved a combined lost time injury frequency rate of 0.09 for the Group (i.e. 0.09 lost time injuries per 100,000 hours worked in a 12 month period). Going forward we are placing an increased focus on behavioural safety across the organisation to ensure everyone takes greater accountability. Safety is embedded in our culture but metrics do not always provide the full picture. Last year one of our UK employees lost his life in a tragic incident. We have undertaken a comprehensive investigation and are implementing a number of changes to reinforce our strong focus on the safety of our employees, contractors and the public.

In the US we achieved high levels of reliability despite significant storm activity, particularly in our upstate New York region. Over the course of one week in March a wind storm was followed by snow and freezing rain with services to over 400,000 customers interrupted. National Grid was able to respond swiftly restoring power to the vast majority of impacted customers within the first 24 hours.

In the UK our focus remains on delivering totex efficiencies for the benefit of both our customers and shareholders. During the first half of RIIO we have made efficiency improvements that will deliver savings to projects over the remainder of the RIIO period. These improvements leverage our strong asset management capability. We are using analytics to better understand the condition of our assets to predict failure and optimise delivery. We are also driving cost savings through lean design, productivity improvements and strategic procurement. In the first four years of RIIO, customers’ share of savings is around £460 million. This will help to reduce electricity and gas bills for customers over a number of years.

UK Gas Distribution business, majority disposal completed

On 31 March 2017, we announced the completion of the sale of a 61% equity interest in NGGD to a consortium of long-term infrastructure investors.

The terms of the transaction implied an enterprise value for NGGD of approximately £13.8 billion. In consideration for the sale of our equity interest we received a payment of approximately £3.6 billion in cash from the consortium and an additional £1.8 billion of cash from additional debt financing raised by the consortium. We will be returning £4 billion to shareholders, subject to the required shareholder approvals.

As announced on 19 April 2017, this will take the form of a special dividend of approximately £3.2 billion (84.375 pence per existing ordinary share or US$5.4224 per American Depository Share) alongside a share consolidation. A further £0.8 billion will be returned via a share buyback programme during 2017/18.

We also took the opportunity to share the success of the NGGD sale with consumers, by committing to setting aside £150 million from the proceeds to help the most vulnerable households with their energy needs.

In addition, we announced an agreement for the potential sale of a further 14% interest in NGGD at the option of National Grid or the consortium. The expected consideration for the further 14% interest is approximately £0.8 billion which is to be paid in cash and is on broadly similar terms to the sale of the 61% interest. If the sale of the further 14% interest is completed, the use of proceeds will be determined at that time.

Regulatory developments

In February 2017, Ofgem finalised its MPR for the RIIO price control. The outcome was largely unchanged from the minded-to position announced on 18 August 2016. There were no changes to key financial parameters, with some adjustments to allowances for specific outputs.

National Grid	2016/17 Full Year Results Statement

A joint statement between National Grid, BEIS and Ofgem on the future of the System Operator role was issued on 12 January 2017. The statement noted our collective belief that a more independent electricity System Operator within National Grid can realise benefits for customers. The final outcome is subject to ongoing consultation, however interim measures are expected in 2018/19 with full legal separation of our System Operator in place from April 2019 onwards.

On 28 March 2017, we announced that our UK Electricity Transmission business had volunteered a deferral of £480m of RIIO allowances. We believe that such a deferral will enable better alignment of the funding with the likely timing of spend and help to lower customer bills in the near-term. The need for these deferred investments and the associated level of funding will form part of RIIO-T2 discussions.

In the US, we have made good progress on our rate filing strategy with three of our US businesses now operating under refreshed distribution rates.

The Massachusetts Department of Public Utilities (DPU) issued a rate order for Massachusetts Electric (MECO) which serves 1.3 million electricity distribution customers. New distribution rates, which increased for the first time since 2010, came into effect on 1 October 2016. The new arrangements provide this business with a revenue increase of $101m, an allowed Return on Equity of 9.9% and increased annual capital investment allowance of $249m.

We also received the New York Public Service Commission’s final decision to approve the Joint Proposal for a three-year rate plan settlement for KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI) gas distribution utilities, with new rates effective from 1 January 2017. The plan includes an allowed 9.0% Return on Equity for both utilities, a significant capital programme of $3 billion together with phased revenue increases across three years to manage the impact on customer bills.

More recently, we filed a request for new rates in our NIMO businesses, together representing a further 30% of our US rate base. The utility serves 1.6 million electricity customers and 0.6 million gas customers in upstate New York. The rate filings propose an allowed 9.79% Return on Equity for both businesses, together with a total revenue increase of $407 million and annual capital investment of $823 million. We expect new rates to be effective from 1 April 2018.

Other activities

Our existing portfolio of Other activities continued to perform well against a strong prior year, with an increased contribution from our Property businesses as a result of further disposals, most notably the sale of our site at Battersea. Our Grain LNG and Metering businesses delivered a similar level of performance in the year and our French interconnector performed in line with expectations with lower profitability driven by lower power price differentials. The overall contribution from these businesses was partially offset by one-off business change costs and the write off of costs relating to US business development projects. The one-off business change costs of £60 million will ensure we are well positioned to meet our growth targets efficiently and at the same time build a stronger foundation for the future and to remain competitive for the long term.

National Grid	2016/17 Full Year Results Statement

GROWTH

Balanced portfolio to deliver asset growth and sustainable dividend

We believe that we can deliver best value to shareholders through maintaining a portfolio of businesses that delivers an attractive combination of growth and cash returns. Our focus is on delivering 5-7% asset growth assuming long-run average UK RPI inflation of 3%. This level of growth is both attractive and also consistent with sustaining a strong balance sheet that allows us to continue to fund our investment programme and maintain the policy of increasing the dividend per share by at least RPI for the foreseeable future.

Asset growth of 5.1%, compared to 4.8% last year

During 2016/17 our combined regulated asset base, including NGGD, and other invested capital grew by £2.2 billion or 5.1% on a constant currency basis, compared to an increase of £1.9 billion or 4.8% in the prior year. Excluding our NGGD assets, growth this year would have been higher at 5.4%.

UK RAV growth increased reflecting continued investment and higher levels of inflation during the year. Growth in our US rate base of 5.7% was driven by increased levels of investment offset by depreciation, deferred tax, timing over recoveries and adverse working capital movements. Excluding adverse working capital movements US rate base grew by 6.6% and total growth was 5.3%.

Year ended 31 March	Total Growth %
(constant currency)	2017	2016
UK RAV	4.2	3.1
US Regulated rate base	5.7	6.1
Total RAV and rate base	4.7	4.0
Other invested capital	11.5	23.6
Regulated asset base and other invested capital	5.1	4.8

£4.5bn of capital investment, 5% higher at constant currency

We continued to make significant investments in energy infrastructure during the year. Total capital investment across the Group was £4,450 million, an increase of £504 million (or 5% at constant currency), compared to the prior year.

  Year ended 31 March

(£m)	2017	2016 Re-presented	% change
UK Electricity Transmission	1,027	1,084	(5)
UK Gas Transmission	214	186	15
US Regulated	2,247	1,856	21
Other activities*	374	254	47
Group capital investment – continuing	3,862	3,380	14
Discontinued operations**	588	566	4
Group capital investment - total	4,450	3,946	13

* Other activities capital investment includes investment in joint ventures and associates, excluding £10m and £63m equity contribution to St William property joint venture for 2017 and 2016, respectively

** Comprise NGGD and Xoserve businesses which were sold on 31 March 2017

The UK regulated transmission businesses together invested a total of £1,241 million in the year, £29 million lower than the prior year. Investment in our UK Electricity Transmission business reduced reflecting the completion of phase one of the London Power Tunnels project and lower expenditure on the Western HVDC Link. This was partially offset by increased investment in UK Gas Transmission reflecting higher spend on our Feeder 9 project to build a pipeline under the Humber Estuary, and greater levels of asset health activity to maintain a safe and reliable system.

National Grid	2016/17 Full Year Results Statement

Investment in our US Regulated businesses has been steadily increasing, with a total of £2,247 million invested this year, £104 million higher than 2015/16, at constant currency. Increased investment is being driven by higher gas distribution investment comprising a combination of the need to replace ageing infrastructure, such as leak prone pipe, and customer growth. In the last year our gas distribution businesses replaced 400 miles of leak prone pipe as part of our long term investment plan to upgrade the network. With less than 70% gas penetration across our territories, there are more than a million households that are still burning oil or another fuel. We are converting about 25,000 of these customers to gas per year.

Our US electric businesses are also seeing a strong level of investment driven by the need to replace ageing infrastructure and modernise the grid. For example, in our recent MECO rate filing annual capital expenditure was increased 46% to $249m.

Continuing investment in Other activities and Joint Ventures increased by £120 million or 47% to £374 million in 2016/17. Increased investment was driven by further investment in our Nemo Link and North Sea Link interconnectors. We also approved the 1.0 Gigawatt (GW) IFA2 interconnector in November 2016 and continued to progress our smart meter pilot. In the US, we have committed to investing $100 million in a portfolio of residential solar assets that will be developed by Sunrun during calendar year 2017. We have also signed a joint marketing agreement to test whether our customer relationships can help lower the customer acquisition cost and committed to collaborating on using distributed energy resources for grid balancing and optimisation.

Capital expenditure in discontinued operations primarily related to reinforcement and mains replacement in our NGGD businesses and investments made by Xoserve Limited.

National Grid	2016/17 Full Year Results Statement

FINANCIAL STRENGTH

Credit metrics remain strong, maintain A- rating

Our overall Group credit rating remains at A-/A3 (S&P/Moody’s). Group gearing, measured as net debt as a proportion of total regulatory value, was 65% at 31 March 2017 (after adjusting for the £4 billion return of capital), compared with 65%, at constant currency, at 31 March 2016 and remains at a comfortable level for the current credit rating.

Retained cash flow (RCF)/adjusted net debt was 15.8%, or around 14.9% after deducting share buyback costs. Metrics for the current year are boosted by the lower level of net debt at 31 March 2017, reflecting the receipt of proceeds from the sale of 61% of NGGD. After adjusting for the sale of NGGD these measures remain comfortably above the 9% level currently indicated by Moody’s as consistent with an A3 rating. From 2017/18 onwards RCF/adjusted net debt will benefit from the dividend income from our ongoing 39% investment in NGGD.

The scrip dividend programme remains on offer for the final dividend, The Board believes the scrip is an efficient means to provide balance sheet support during periods of higher asset growth.

During 2016/17 we repurchased 20.1 million shares, reducing the dilution associated with the scrip programme whilst still retaining an appropriately financed balance sheet.

Dividend increase of 2.1% recommended for 2016/17

Our dividend policy aims to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future.

The Board has recommended an increase in the final dividend to 29.10p per ordinary share ($1.8924 per American Depositary Share) which will be paid to shareholders on the register as at 1 June 2017, after the expected share consolidation has completed. If approved, this will bring the full year dividend to 44.27p per ordinary share, an increase of 2.1% over the 43.34p per ordinary share in respect of the financial year ending 31 March 2016. This 2.1% rise is in line with the increase in UK RPI for the twelve months to 31 March 2017 as set out in the policy announcement of 28 March 2013.

A scrip dividend alternative will again be offered. At the Annual General Meeting on 31 July 2017, the Directors will again be seeking authority to allot and buy back shares and the Board expects to continue the active approach towards managing any excess dilution arising through the operation of its scrip dividend programme.

As announced on 19 April 2017, we have declared a special dividend of approximately £3.2 billion (84.375 pence per existing ordinary share or US$5.4224 per American Depository Share) alongside a proposed share consolidation as part of the £4bn return of capital arising on the disposal of a 61% equity interest in NGGD.

Board changes

We announced the appointment of Pierre Dufour as a Non-executive Director of the Board effective from 16 February 2017 and in April we announced that Ruth Kelly would be stepping down as Non-executive Director of the Board with effect from the end of the Annual General Meeting.

National Grid	2016/17 Full Year Results Statement

OUTLOOK

Following the agreement of a number of regulatory filings, the financial performance of the US business is expected to improve, with 2017/18 benefiting from a full year of new rates in our downstate New York gas and Massachusetts Electric businesses. In UK Transmission, totex performance is expected to remain consistent although incentive performance and legacy allowances are expected to decline. The overall contribution from Other activities and National Grid Ventures is expected to be higher.

Continuing capital investment for our continuing business is expected to increase to over £4 billion driven by increased workload agreed under the new rate agreements in the US, together with higher asset health investment and new connections in our UK Transmission businesses and further investment in National Grid Ventures. Looking further ahead we expect to maintain significant levels of capital investment over the medium term, reflecting growing investment in the US and continued high levels of investment in the UK.

The Board believes that National Grid is in a strong position to continue to deliver a safe and reliable service to customers, while sustaining a strong balance sheet, delivering attractive asset growth and continuing the Group’s commitment to the existing dividend policy for the foreseeable future.

National Grid	2016/17 Full Year Results Statement

2017/18 TECHNICAL GUIDANCE

The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. It is prepared on the basis of the Group’s continuing operations (i.e. after the completion of the sale of our 61% equity interest in NGGD).

UK Electricity Transmission

Net Revenue (excluding timing) is expected to decrease, with approximately a £70m reduction in revenue allowances compared to 2016/17 reflecting lower allowed base revenue and increased MOD’ adjustments3, partially offset by inflationary increases. MOD adjustments are expected to remain at least at the same level as for 2017/18, over the remainder of the RIIO price control.

Balancing Services Incentives Scheme (BSIS) incentives are also expected to reduce in 2017/18, reflecting the revised incentive arrangements announced by Ofgem in April.

Totex outperformance is expected to be broadly in line with 2016/17, but incentive performance is expected to decline. Overall Return on Equity outperformance is expected to be towards the higher end of the 200 – 300 basis points range.

UK Gas Transmission

Net Revenue (excluding timing) is expected to increase, with approximately £40m of additional revenue allowances compared to 2016/17 due to an increase in base revenues and the impact of inflation on our revenue allowances.

Totex and incentive performance are both expected to be similar to the prior year and as expected a number of legacy allowances will cease. As a result Return on Equity is expected to be around the allowed level in 2017/18.

UK Timing

Revenues will be impacted by timing of recoveries including impacts from prior years. Electricity Transmission will continue to benefit from collection of prior year under-recoveries, although overall timing recoveries are expected to be significantly (c £100m) lower than in 2016/17. Gas Transmission timing is expected to be negative in 2017/18 compared to a £62m over-recovery in 2016/17.

US Regulated operations

Net Revenue (excluding timing) is expected to increase, with the full year benefit of new rate case filings and capex trackers. Inflationary pressure on controllable costs, increased depreciation and cost of removal expenses and higher property taxes are expected to be broadly offset by the absence of the capital costs write offs experienced in 2016/17.

Return on Equity for overall US Regulated operations is expected to increase, reflecting a full year impact of new rate plans and we are targeting 90% of the average allowed returns in 2017/18.

US Timing

US in-year timing is heavily influenced by volumetric impacts and commodity prices, particularly over the last quarter of the financial year. However, we expect revenues will be impacted by the reversal of 2016/17 timing over recoveries.

3 In November 2016, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations.

National Grid	2016/17 Full Year Results Statement

National Grid Ventures and Other activities

National Grid Ventures will comprise our Grain LNG and Metering businesses in the UK, our existing interconnectors and those that are under development together with distributed energy opportunities including our partnership with Sunrun.

Revenue is expected to decrease year-on-year, mainly due to lower auction revenues at IFA and fewer domestic meters in the Metering business as the smart metering roll-out gradually gathers pace. Profits from the Property business are expected to increase slightly year-on-year.

Other costs are expected to decrease in 2017/18 compared to the higher costs in 2016/17 associated with one-off business change programmes and US business development costs.

Joint Ventures and Associates

Our share of the profit after tax of joint ventures and associates will reflect the inclusion of our ongoing 39% share of NGGD profit after tax. NGGD operating profits are expected to decrease compared to 2016/17, reflecting lower base revenues, increased pass through costs that are subject to delayed recovery, and a full year depreciation charge in 2017/18. The NGGD interest charge will include the impact of the additional £1.8bn of debt in the holding company. Our other joint ventures and associates are expected to deliver a similar performance.

Interest and Taxation

Net finance costs in 2017/18 are expected to increase driven by higher RPI accretions and higher average net debt across our continuing operations.

For the full year 2017/18, the effective tax rate, including a greater level of joint venture and associate post-tax profits, is expected to remain around 23%.

Investment, Growth and Net Debt

Overall Group capital investment for 2017/18 is expected to increase to over £4 billion with anticipated increases in asset health spend in UK Electricity Transmission and Gas Transmission. In the US, investment is expected to increase driven by higher spend on mains replacement, system reinforcements and customer growth. Other spend is also expected to increase as we invest more in interconnector development.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Operating cashflow generated from continuing operations is expected to increase slightly, reflecting lower pension deficit payments.

Net debt is expected to increase from £19.3 billion at year end 2016/17 as a result of the return of capital of £4 billion and ongoing business requirements of approximately £2 billion.

Weighted average number of shares are expected to reduce reflecting the share consolidation and share buyback programme following the distribution of NGGD net sale proceeds. We expect the proposed share buyback and consolidation to have the effect of reducing the number of shares in issue by approximately 400m. This will have a partial impact on the weighted average number of shares in 2017/18 with a full impact in fiscal 2018/19.

National Grid	2016/17 Full Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentary in this release is given on an adjusted basis at actual exchange rates for continuing operations. For definitions and metrics see pages 40 to 44 of this statement.

Year ended 31 March

Operating profit
(£m)	2017	2016 Re-presented	% change
UK Electricity Transmission	1,372	1,173	17
UK Gas Transmission	511	486	5
US Regulated	1,713	1,185	45
Other activities	177	370	(52)
Group operating profit – continuing	3,773	3,214	17
Discontinued operations*	894	882	1
Group operating profit – total	4,667	4,096	14
* Comprise our NGGD and Xoserve businesses which were sold on 31 March 2017

Operating profit excluding timing
(£m)	2017	2016 Re-presented	% change
UK Electricity Transmission	1,235	1,168	6
UK Gas Transmission	449	419	7
US Regulated	1,514	1,258	20
Other activities	177	370	(52)
Group operating profit excluding timing - continuing	3,375	3,215	5
Discontinued operations*	916	856	7
Group operating profit excluding timing - total	4,291	4,071	5
* Comprise our NGGD and Xoserve businesses which were sold on 31 March 2017

Other selected financial information – Continuing
(£m)	2017	2016 Re-presented	% change
Depreciation and amortisation	(1,481)	(1,311)	(13)
Net finance costs	(1,029)	(856)	(20)
Taxation excluding timing	(547)	(619)	12
Taxation	(666)	(604)	(10)
Share of post-tax results of joint ventures	63	59	7
Non controlling interest	-	(1)
Earnings attributable to equity shareholders excluding timing	1,862	1,798	4
Earnings per share excluding timing (p)	49.5	47.6	4
Earnings attributable to equity shareholders	2,141	1,812	18
Earnings per share (p)	56.9	48.0	19

National Grid	2016/17 Full Year Results Statement

Other selected financial information - Continuing
(£m) – constant currency	2017	2016 Re-presented	% change
US Regulated operating profit	1,713	1,369	25
Other activities operating profit	177	373	(53)

Group operating profit	3,773	3,401	11
Timing adjustment	398	(12)
Operating profit excluding timing	3,375	3,413	(1)

Depreciation and amortisation	(1,481)	(1,403)	(6)
Net finance costs	(1,029)	(955)	(8)

Other selected financial information for our total business, including the contribution from NGGD and Xoserve Limited.

Other selected financial information – Total[2]
(£m)	2017	2016	% change
Depreciation and amortisation	(1,698)	(1,614)	(5)
Net finance costs	(1,175)	(1,013)	(16)
Taxation excluding timing	(693)	(763)	9
Taxation	(808)	(753)	(7)
Earnings attributable to equity shareholders excluding timing	2,487	2,351	6
Earnings per share excluding timing (p)	66.1	62.3	6
Earnings attributable to equity shareholders	2,748	2,386	15
Earnings per share (p)	73.0	63.2	16

Other selected financial information – Total[2]
(£m) – constant currency	2017	2016	% change
Group operating profit	4,667	4,283	9
Timing adjustment	376	14
Operating profit excluding timing	4,291	4,269	1

Depreciation and amortisation	(1,698)	(1,706)	-
Net finance costs	(1,175)	(1,112)	(6)

2 Total includes the results of NGGD and Xoserve Limited includes the benefit of £96 million to operating profit related to the cessation of depreciation and amortisation from 8 December 2016, the point at which the business was classified as held for sale.

National Grid	2016/17 Full Year Results Statement

Continuing operating profit and controllable costs

Continuing operating profit was £3,773m, up £559m (17%) compared with last year at actual exchange rates. The year-on-year movement in exchange rates had a £187m positive impact on operating profit. On a constant currency basis, operating profit was up £372m (11%). This included a positive year-on-year timing movement of £410m, at constant currency:

Over/(under)-recovery (£m – constant currency)	Year ended 31 March		Year-on-year change
	2017	2016 Re-presented
Balance at start of period (restated)	16*	35
In-year over/(under)-recovery	398	(12)	410
Balance at end of period	414	23

Operating profit - continuing	3,773	3,401	372
Adjust for timing differences	(398)	12	(410)
Operating profit excluding timing	3,375	3,413	(38)

  *restated to reflect finalisation of UK and US timing balances

Continuing operating profit excluding timing decreased by £38m (down 1%) on a constant currency basis.

Continuing operating profit from regulated activities increased by £158m on a constant currency basis, excluding the impact of timing. Net revenues increased by £329m, primarily due to US revenue growth from a partial-year impact of new rate plans implemented during 2016/17 and growth in existing rate plans and gas customer growth. UK net revenues also increased, largely due to inflationary increases on revenue. Regulated controllable costs increased by £129m, in part driven by the write off of prior year capital costs, increases in workload, healthcare costs and spend on gas enablement programmes. Post-retirement costs were £3m lower and bad debts decreased by £32m as expected. Depreciation and amortisation increased by £63m and other costs by £14m.

Our Other activities contributed £196m less to operating profit than last year, on a constant currency basis, in part due to one-off business change costs and write offs associated with US business development projects. This was combined with expected reductions in IFA revenues due to lower price arbitrage between the UK and mainland Europe and a one-off prior year benefit of £57m, at constant currency, from a gain on the exchange of National Grid’s share of the Iroquois pipeline joint venture for shares in Dominion Midstream Partners, LP. The profitability of our Property business improved as a result of further disposals, most notably the sale of our site at Battersea. Our Grain LNG and Metering businesses delivered a similar level of performance in the year.

Continuing finance costs

Continuing net finance costs were £1,029m, £173m higher than 2015/16 at actual exchange rates and £74m higher than 2015/16 at constant currency, reflecting underlying growth in average net debt and higher retail price inflation on our index linked bonds.

The continuing effective interest rate on Treasury managed debt for the year was 3.9% compared with 3.7% in 2015/16.

Continuing profit before tax and taxation

The Group’s share of post-tax results from joint ventures and associates was £63m, up £2m from 2015/16 at constant currency, following an increased contribution from the BritNed interconnector and Millennium pipeline.

Continuing profit before tax was up 16% at actual exchange rates to £2,807m. Excluding the impact of timing, profit before tax was broadly in line with the prior year at £2,409m.

National Grid	2016/17 Full Year Results Statement

The tax charge on continuing profits was £666m, £62m higher than 2015/16 at actual exchange rates, principally reflecting increased operating profits due to exchange rate movements and timing over recoveries. The reported effective tax rate decreased to 23.7% from 25.0% in the previous year primarily due to UK tax settlements in the current year.

Total corporation tax paid in the UK in 2016/17 decreased by £78m to £207m including payments in relation to NGGD.

Other earnings metrics, EPS, exceptional and statutory earnings

Earnings attributable to non-controlling interests (minority interests) were nil (2015/16 £1m).

As a result, continuing earnings attributable to equity shareholders were £2,141m, up £328m compared with 2015/16. Earnings per share increased 19% to 56.9p from 48.0p last year (restated for the impact of shares issued under the scrip dividend programme).

Excluding the impact of timing, earnings attributable to equity shareholders were £1,862m, up £64m compared with 2015/16, and earnings per share increased by 4% year-on-year to 49.5p.

Exceptional items and remeasurements decreased continuing operations statutory earnings by £331m after tax. A detailed breakdown of these items can be found on page 56. Discontinued operations contributed £5,985m to earnings attributable to equity shareholders including the gain on sale of NGGD. A detailed breakdown can be found on page 61. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £7,795m.

Statutory basic earnings per share were 207.1p compared with 68.7p (restated) last year. The increase (compared to the increase in adjusted EPS) reflected the gain on disposal of our NGGD business.

Cash flow

Operating cash flow, before exceptional items, remeasurements and taxation was £4,488m, £74m lower than 2015/16, principally reflecting higher pension deficit contributions and lower working capital inflows.

Funding and Net Debt

Net debt as at 31 March 2017 decreased by £6.0bn to £19.3bn (2016: £25.3bn).

The decrease in net debt was driven by the completion on 31 March 2017 of the sale of a 61% equity interest in our NGGD business. The deconsolidation of NGGD debt and receipt of proceeds reduced net debt by £11.3bn, partially offset by around £1.4bn of transaction and exceptional debt restructuring costs and non cash fair value movements.

As at 31 March 2017 the Group maintained approximately $24.6bn of its total financial liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its US businesses. As a result, the movements resulting from the relative strength of the US dollar against the pound compared with a year ago increased net debt by around £2.4bn.

Excluding the impact of exchange movements, non-cash fair value movements and the NGGD transaction, net debt increased by £1.5bn comprising a net £4.4bn inflow from operating, interest and tax cash flows, offset by dividends and share buybacks of £1.7bn and capital investment of £4.2bn.

During the past year, National Grid has raised over £1.9bn of new long-term financing for our continuing operations in the form of bonds and loans. This included the US operating companies KeySpan Gas East (also known as KEDLI) and Massachusetts Electric issuing $700m and $500m respectively of new long-term debt, and the Group drawing the remaining £900m of the £1.5bn European Investment Bank (EIB) loan to fund capital investment in our UK Electricity Transmission business.

National Grid	2016/17 Full Year Results Statement

National Grid has also begun to draw down on its $750m of senior unsecured credit loans with the Swedish and Italian Export Credit Agencies (ECA). The Group has procured this financing in relation to its share of investment in the North Sea Link interconnector. This innovative source of funding provided attractively priced funding from a new source of liquidity for the Group and is the largest ever Power Infrastructure ECA financing relating to a UK project.

National Grid Gas Finance plc (renamed Cadent Gas Finance plc on 2 May 2017), the financing company for the new NGGD business, issued a record breaking £3bn sterling bond across four tranches in September 2016, as well as a €750m euro-bond. This activity was part of a liability management exercise which also saw higher cost sterling bonds with a carrying value of £2.6bn (and fair market value of £3.9bn) being repurchased across National Grid Gas plc and National Grid Electricity Transmission plc. In March, the Group repurchased $531m of debt in British Transco International Finance B.V. (guaranteed by National Grid Gas plc) to aid the establishment of an appropriate capital structure in National Grid Gas plc and across the group following the disposal of the NGGD business, with an appropriate amount of gross debt at National Grid Gas plc relative to its remaining gas transmission business. The pre-tax costs charged to the income statement in relation to the liability management exercise totalled £1.3bn.

As a result, the Group considers that it is well funded as it enters 2017/18.

The Group’s balance sheet remained strong, supporting further investment in new assets during the year. Credit rating metrics as indicators of balance sheet strength remained comfortably above the levels indicated by credit rating agencies as appropriate for the current group rating levels. Funds from operations (FFO) to adjusted net debt was 23.3% and RCF to adjusted net debt was 15.8%, (14.9% after deducting share buyback costs associated with neutralising dilution from 11% scrip dividend uptake in the year). FFO interest cover was 5.0x compared with 5.5x in 2015/16, comfortably above National Grid’s target of exceeding 3.0x. Our metrics benefited from the low level of net debt at 31 March 2017, after adjusting for the sale of NGGD our credit metrics were broadly consistent with the prior year and comfortably above our targets.

During the year, Moody’s, S&P and Fitch maintained their ratings of National Grid plc on stable outlook.

Overall net debt, adjusted for the NGGD disposal, as a proportion of total regulatory value at 31 March 2017 was 65%, in line with the prior year adjusted for constant currency.

National Grid	2016/17 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS based profit measures, to aid understanding of the performance of the regulated businesses, National Grid calculates a number of additional regulatory performance metrics. These metrics aim to reflect the impact of performance in the current year that is expected to impact future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to “catch up” or “sharing” of elements of prior year performance for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity and regulated financial performance.

Year ended 31 March	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
%		2017	2016	2017	2016
UK Electricity Transmission	60:40	13.6	13.9	10.2	10.2
UK Gas Transmission	62.5:37.5	10.8	12.5	10.0	10.0
US Regulated	avg. 50:50	8.2	8.0*	9.5	9.7
Group		11.7	12.3

  * US return reported on a 2015 calendar year basis for fiscal 2015/16

Overall Group Return on Equity was 11.7% (prior year 12.3%) reflecting a reduction in the contribution from Other activities and the expected lower returns in the UK, partially offset by improved returns in the US, reflecting increased revenues from new rate plans in Massachusetts Electric, KEDNY and KEDLI.

As at 31 March	Regulated Asset Value or Rate Base and Invested Capital		Total Regulated Assets or Invested Capital
(£bn, at constant currency)	2017	2016	2017	2016
UK Electricity Transmission	12.5	11.8	12.0	11.7
UK Gas Transmission	5.8	5.6	5.7	5.7
US Regulated	15.4	14.6	17.1	16.2
Other Activities (invested capital only)	2.2	2.0	2.2	2.0
Group - Continuing	35.9	34.0	37.0	35.6

Group regulated and other assets grew 4% at constant currency, including adverse movements in assets outside of rate base, in part driven by current year timing over recoveries. Excluding assets outside regulated assets, which principally comprise UK timing differences and US capital work in progress, total group regulated and other assets grew by 5%.

Year ended 31 March	Adjusted Operating profit
(£m, at actual exchange rate)	2017	2016 Re-presented
UK Electricity Transmission	1,372	1,173
UK Gas Transmission	511	486
US Regulated	1,713	1,185
Other Activities	177	370
Group - Continuing	3,773	3,214

Group adjusted operating profit for continuing operations increased by 17% to £3,773m.

National Grid	2016/17 Full Year Results Statement

UK ELECTRICITY TRANSMISSION

2016/17 Overview

At the mid-point of its eight year RIIO price control period, UK Electricity Transmission delivered another solid performance, with a growing asset base, while maintaining high standards of reliability and safety. However, last year one of our UK employees lost his life in a tragic incident. We have undertaken a comprehensive investigation and are implementing a number of changes to reinforce our strong focus on the safety of our employees, contractors and the public.

The business continues to look for innovative ways to deliver efficiency savings against its totex allowance. An example of this is phase one of the 400kV Wimbledon sub-station which is expected to be commissioned later in 2017/18, replacing an existing 275kV substation on the same site in urban London. We have used a variety of technological innovations to deliver such a complex project safely, efficiently and to high standards of quality, on a constrained site. This includes the procurement of new switchgear which is smaller and built off site, which enables more efficient installation and a greater level of quality control. We built the cost of carbon into the tender process to stimulate innovation. The project also made use of digital engineering where the entire build project was computer modelled reducing capital costs and carbon emissions and improving our ability to manage safety risks throughout the project. These initiatives helped to reduce the total cost by 20% for this complex project.

In its role as System Operator, the business balanced the network to maintain security of supply throughout the year. The business contracted additional balancing services of 3.5 GW for the winter period to be available to manage periods of peak demand. Last year we developed new balancing services as system needs evolved which led to procurement of 501MW of additional support from a combination of distributed generation, demand side response and battery storage. This included provision for end users shifting demand during the summer months to times of the day when system usage is lower.

In November 2016, Ofgem confirmed funding for new Network Innovation Competition projects. We were successful in our bid with UK Power Networks on the ‘Power Potential’ project, which is a new £9.5 million market trial relating to voltage control. Also, National Grid will work with SP Energy Networks on a £19.9 million project that will help address some of the current and future challenges associated with maintaining the stability of Britain’s electricity transmission system as we transition to low-carbon energy.

Regulated Returns and Financial Performance reflect efficiency and incentive delivery

Return on Equity 340bps above base levels

Return on Equity for the year, normalised for a long-run inflation rate of 3%, was 13.6% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below

Year ended 31 March	2017	2016
Base return (including avg. 3% long-run inflation)	10.2	10.2
Totex incentive mechanism	1.9	2.1
Other revenue incentives	0.7	0.8
Return including in year incentive performance	12.8	13.1
Pre-determined additional allowances	0.8	0.8
Return on Equity	13.6	13.9

Return on Equity decreased 30bps year-on-year, mainly due to lower totex allowances. Totex was £1.2bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.4bn. Our share of this efficiency saving is expected to be £87m. Much of this saving is reflected in an estimate of increased performance RAV.

National Grid	2016/17 Full Year Results Statement

The consistent totex performance in the year principally reflects efficiencies and innovative engineering within the capital investment programme in relation to both load and non-load related projects. National Grid aims to deliver the essential maintenance and outputs required by the RIIO framework sustainably and at the lowest total cash cost in order to deliver best value for consumers and shareholders. Innovative solutions such as predictive analysis and new engineering approaches are essential to achieving this and continued to be a focus for the business over the course of 2016/17.

The business delivered a consistent level of performance under other revenue incentive schemes during 2016/17, generating around 70bps of total return, equivalent to £41m of additional revenue. The current BSIS contributed £28m of pre-tax profit which included £15m of performance related to prior periods. Stakeholder satisfaction and renewable wind forecasting also delivered improved performance, offset by reductions in the customer satisfaction and SF6 incentives. UK Electricity Transmission is working to identify opportunities for future outperformance across these areas.

Investment activities in 2016/17

Capital investment in UK Electricity Transmission was £1,027m, £57m lower than the prior year. The reduction was in part driven by lower spending on London Power Tunnels and Western HVDC Link projects as these projects near completion. These decreases were partially offset by increasing spend on overhead lines, circuit breakers and transformers to deliver RIIO outputs.

The business continued to seek improved totex efficiency in its investment. Placing an emphasis on engineering for best value reduces capital spend and customer bills and supports attractive levels of asset growth, through the creation of performance RAV. Overall, investment in the year reflected £632m of non-load related investment whilst load related spend was £395m.

Regulated Financial Performance down 1% year-on-year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the business’ regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission decreased to £1,184m from £1,195m, down 1%. The year-on-year reduction primarily reflects the lower achieved operational return, driven by lower totex outperformance.

Reconciliation of regulated financial performance to operating profit (£m)	2017	2016	% change
Operating profit	1,372	1,173	17
Movement in other regulated assets and liabilities	(288)	(147)
Deferred taxation adjustment RAV indexation (avg. 3% long-run inflation)	62 356	80 339
Regulatory v IFRS depreciation difference Fast/Slow money adjustment Pensions	(379) 34 (47)	(368) 92 (54)
Performance RAV created	74	80
Regulated financial performance	1,184	1,195	(1)

National Grid	2016/17 Full Year Results Statement

Regulated Financial Position up 2.7%

In the year, RAV grew by 5.0% driven by continued investment and the impact of inflation, which at 3.1% was in line with our long run assumption. Net other regulatory liabilities increased by £288m, partly reflecting revenue received in the year associated with timing over recoveries, customers’ share of efficiency benefits and also relating to RIIO outputs where delivery has either been deferred to later in the price control period or where outputs are no longer expected to be required by customers during RIIO.

	2017	2016
Opening Regulated Asset Value (RAV)*	11,871	11,285
Asset additions (aka slow money) (actual)	944	1,042
Performance RAV or assets created	74	80
Inflation adjustment (actual RPI)	375	181
Depreciation and amortisation	(800)	(758)
Closing RAV	12,464	11,830

Opening balance of other regulated assets and (liabilities)*	(129)	49
Movement	(288)	(147)
Closing balance	(417)	(98)

Closing Regulated Financial Position	12,047	11,732

   *March 2016 opening balances adjusted to correspond with 2015/16 regulatory filings and calculations

Regulatory and other business developments

Ofgem concluded its mid-period review of the RIIO price control. The outcome for Electricity Transmission was a reduction to allowances of £38 million for the Transmission Operator and an additional £21 million to fund new tasks the System Operator has been asked to undertake. The outcome was in line with our expectations and provides certainty over our core revenues for the remaining RIIO period.

Through the ongoing reviews of our investment plans, we took the decision to volunteer a deferral of £480 million of RIIO allowances, at 2009/10 prices. This deferral will enable better alignment of the allowances with the likely timing of spend and also help to lower bills in the near-term. The need for these deferred investments and the associated level of funding will form part of RIIO-T2 discussions.

We issued a joint statement with BEIS and Ofgem about the enhanced role and greater separation of the Electricity System Operator (ESO) function. While the proposals are subject to consultation, we support the principle of greater separation of the ESO role within National Grid. We believe it is the most effective way to balance the interests of consumers with the need to maintain security of supply in a fair and competitive energy market. We look forward to working with the regulator and our stakeholders to deliver the best possible outcome for UK consumers.

Ofgem continues to consult on the introduction of onshore competition for electricity transmission. National Grid remains supportive of competition where it is in the interests of consumers and is working to ensure that the costs, benefits and risks of competition are properly understood in relation to any proposals on a case by case basis. In its role as electricity system operator, National Grid is assisting Ofgem in developing the competitive regime in the interests of consumers and chairs an Electricity Networks Association facilitated working group to develop an early tendering model, as part of its overall contribution to the process.

National Grid	2016/17 Full Year Results Statement

Future activities and outlook

UK Electricity Transmission expects to continue to deliver good returns and asset growth in 2017/18 with opportunities for the business to deliver healthy outperformance led by the totex incentive. The business will continue to focus on using process improvements, efficiency and innovation to deliver the RIIO outputs at the lowest sustainable cash cost, generating savings for consumers and shareholders. The business expects to generate savings from finding new and innovative ways to maintain, repair and replace its assets.

National Grid expects UK Electricity Transmission capital investment in 2017/18 to increase compared to the 2016/17 levels, reflecting increased load and non-load investments to meet RIIO outputs. The business expects to deliver growth in regulated asset value, including the benefit of efficiencies, above the rate of inflation in 2017/18.

The majority of our capital expenditure will be non-load related, including the replacement of existing assets, system upgrades and improvements to site safety and visual amenity. The load related spend, mainly includes the connection of new generation sources, although the majority of the work related to the new nuclear connections, in particular Moorside is now expected to fall into the RIIO-T2 time-frame.

National Grid	2016/17 Full Year Results Statement

APPENDIX to UK ELECTRICITY TRANSMISSION

Revenue and Costs in 2016/17 on an IFRS basis

On an IFRS basis UK Electricity Transmission operating profit was £1,372m, up £199m or 17%. Net revenues in the year were higher, largely due to increased timing over recoveries. Adjusting for timing movements, net revenues increased by £67m, consistent with the increase in operating profit.

The principal components of the movement in operating profit are shown below.

Revenue and Costs	Year ended 31 March
(£m)	2017	2016	% change
Net revenue	2,146	1,947	10
Regulated controllable operating costs	(286)	(311)	8
Post-retirement costs	(43)	(40)	(8)
Other operating costs and provisions	(24)	(33)	27
Depreciation and amortisation	(421)	(390)	(8)
Operating profit	1,372	1,173	17
Less: Timing impact	137	5
Operating profit excluding timing	1,235	1,168	6

Net revenue (net of pass through costs) increased by £199m. Excluding timing impacts of £132m, net revenue increased by £67m. This primarily reflected inflation driven increases, higher unlicensed commercial income and higher post-vesting connections income.

Regulated controllable operating costs decreased by £25m, reflecting the release of an environmental provision, partially offset by higher headcount and cost inflation. Post-retirement costs increased by £3m and other operating costs and provisions decreased by £9m following asset write downs in the prior year.

Depreciation and amortisation increased by £31m, reflecting investment driven growth in the asset base.

National Grid	2016/17 Full Year Results Statement

UK GAS TRANSMISSION

2016/17 Overview

In 2016/17 UK Gas Transmission delivered a solid performance. We continued to invest in asset health in order to meet Network Output Measures (NOMs) which was reflected in strong levels of network availability. Our safety performance was strong, we have halved the number of recordable injuries in 2016/17 compared to 2015/16 however our lost time injuries increased to three, compared to two in the prior year.

The business is operating under challenging allowances which makes it even more important to identify efficiencies. Examples include at our Feeder 9 project to build a gas transmission pipeline under the Humber Estuary where we have applied emerging best practice techniques from comparable projects around the world to reduce our construction costs. Also, at the Aylesbury compressor station we have been innovative through the use of catalytic converters within the exhaust stack to reduce carbon monoxide emissions to meet new standards more cost effectively. These two examples are expected to generate over £70m of savings.

We have used our regulatory innovation funding to develop ways to serve our customers more effectively, provide greater value, and shape the energy systems of the future. Project CLoCC (Customer Low Cost Connections) is challenging every aspect of the current gas customer connections process. It aims to reduce the time to connect from three years to less than one, and reduce the cost from up to £2 million to significantly less than £1 million. It will also make it easier for non-traditional customers to connect to the National Transmission System.

Performance reflects continued strong incentive delivery and recovery of additional allowances

Return on Equity 80bps above base levels

Return on Equity for the year, using a long-run inflation rate of 3%, was 10.8% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.0%. The principal components of the difference are shown in the table below.

Year ended 31 March	2017	2016
Base return (including avg. 3% long-run inflation)	10.0%	10.0%
Totex incentive mechanism	(0.8)%	(0.2)%
Other revenue incentives	1.1%	1.2%
Return including in year incentive performance	10.3%	11.0%
Pre-determined additional allowances	0.5%	1.5%
Return on Equity	10.8%	12.5%

The business performed below the targets set by the totex incentive mechanism in the fourth year of RIIO. Totex spend was £351m, compared to an estimated allowance, adjusted for outputs and phasing of £312m. Performance reflected higher asset health spend and a small reduction in allowances reflecting the outcome of the MPR. The Company’s share of this difference is expected to be £17m.

The business had another good year of incentive performance, just below the performance levels in 2015/16. Increased efforts to identify customer and stakeholder needs, were offset by lower shrinkage performance. Overall, the UK Gas Transmission business delivered around 110 bps of additional returns through other revenue incentives. On a pre-tax basis, this equates to an estimated £29m of additional revenue allowance, most of which is due to be recovered in future years under the RIIO funding mechanisms.

Contribution from legacy incentives was 50bps, a decrease year-on-year, as expected and in accordance with the agreed profile.

National Grid	2016/17 Full Year Results Statement

Regulated Financial Performance down 7% year-on-year

An explanation of the regulatory financial performance measure can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Transmission decreased to £499m from £535m, down 7%. The year-on-year reduction reflected a lower operational return on equity, mainly as a result of the reduction in legacy allowances.

	Year ended 31 March
Reconciliation of regulated financial performance to operating profit (£m)	2017	2016	% change
Operating profit	511	486	5
Movement in other regulated assets and liabilities	(120)	(80)
Deferred taxation adjustment	39	45
RAV indexation (3% long-run avg.)	168	166
Regulatory v IFRS depreciation difference	(21)	(18)
Fast/Slow money adjustment	(14)	18
Pensions	(53)	(77)
Performance RAV created	(11)	(5)
Regulated financial performance	499	535	(7)

Regulated Financial Position broadly unchanged

RAV increased 2.8% in the year reflecting the impact of inflation and continued investment, partially offset by depreciation and adverse performance RAV. Net other regulatory assets decreased by £120m, mainly reflecting current year revenue over recoveries associated with lower than expected inflation and higher volumes.

£m	2017	2016
Opening Regulated Asset Value (RAV)*	5,597	5,525
Asset additions (aka slow money) (actual)	201	185
Performance RAV or assets created	(11)	(5)
Inflation adjustment (actual RPI)	175	85
Depreciation and amortisation	(207)	(196)
Closing RAV	5,755	5,594

Opening balance of other regulated assets and (liabilities)*	56	157
Movement	(120)	(80)
Closing balance	(64)	77

Closing Regulated Financial Position	5,691	5,671

   *March 2016 opening balances adjusted to correspond with 2015/16 regulatory filings and calculations

Investment activities in 2016/17 focussed on asset health

UK Gas Transmission invested £214m during the year, a £28m increase on prior year, which was due to higher asset health spend and the ramp up of our Feeder 9 project.

Asset health expenditure forms part of an essential and co-ordinated programme of work throughout the RIIO period. This programme is designed to enable UK Gas Transmission to maintain a safe network and continue to meet regulatory output requirements.

Regulatory and other business developments

During 2016/17, Ofgem finalised its mid period review, the outcome was largely unchanged from its minded-to position announced on 18 August 2016. This resulted in a reduction in allowances of £169 million for a pipeline project at Avonmouth, as anticipated at the start of RIIO.

National Grid	2016/17 Full Year Results Statement

On 31 March 2017 Ofgem finalised its review of allowances associated with the high-pressure gas pipeline entry point at Fleetwood, reducing our allowances by £278 million. Allowances related to Fleetwood were excluded from our calculation of RoE and RAV in anticipation of this outcome.

We also submitted a new NOMs methodology to Ofgem which we believe significantly improves our ability to articulate the risks we are managing and also assists in explaining how the investments we make ensure these risks are being managed effectively.

Future activities and outlook

UK Gas Transmission expects continued good incentive performance, offset by higher totex spend compared to our allowances. As expected some legacy allowances will cease, as a result Return on Equity is expected to be around the allowed level in 2017/18.

The business continues to focus on finding and delivering operational efficiencies, in particular improving the efficiency of asset health and investment delivery processes. Successful innovation is expected to be a key contributor in achieving future cost efficiencies.

Capital investment in UK Gas Transmission in 2017/18 is expected to increase compared to 2016/17 reflecting the increased asset health activity and compressor reengineering projects as well as the continued construction of our Feeder 9 project. As a result, regulated asset value is expected to grow above the rate of inflation in 2017/18.

National Grid	2016/17 Full Year Results Statement

APPENDIX to UK GAS TRANSMISSION

Revenue and Costs in 2016/17 on an IFRS basis

On an IFRS basis UK Gas Transmission operating profit was £511m, up £25m or 5%. Excluding the impact of timing, operating profit was £30m higher reflecting increased net revenues offset by an increased depreciation charge.

The principal components of the movement in operating profit are shown below.

Year ended 31 March	Revenue and Costs
(£m)	2017	2016	% change
Net revenue	857	826	4
Regulated controllable operating costs	(137)	(135)	(1)
Post-retirement costs	(19)	(18)	(6)
Other operating costs and provisions	(4)	(9)	56
Depreciation and amortisation	(186)	(178)	(4)
Operating profit	511	486	5
Less: Timing impact	62	67	(7)
Operating profit excluding timing	449	419	7

Net revenue (net of pass through costs) increased by £31m. Excluding adverse timing impacts of £5m, net revenue increased by £36m. This primarily relates to an increase in allowed base revenue and inflation.

Regulated controllable costs increased by £2m. This was primarily driven by higher headcount to support increased asset heath and data and technology workloads.

Depreciation and amortisation increased by £8m and Other operating costs were £5m lower.

National Grid	2016/17 Full Year Results Statement

US REGULATED OPERATIONS

2016/17 Overview

National Grid’s US Regulated business delivered solid operational performance as it continued to deliver a significant capital investment programme to reinforce, modernise and grow its networks. The gas networks maintained their high level of reliability and the electricity networks stood up well to adverse weather conditions that included severe storms.

The most significant storm activity occurred during March when severe wind storms were followed by snow and freezing rain, impacting services to more than 400,000 customers. National Grid was able to respond swiftly, restoring power to the vast majority of impacted customers within the first 24 hours.

The US business continued to focus on safety, this year expanding safety plans to all managers. This helped drive a 5% reduction in Occupational Safety & Health Administration recordable events in 2016/17. Road traffic collisions remained flat year on year and lost time injury frequency rate increased slightly. In 2017/18 the key focus will be on hazard elimination and reducing road traffic collisions as the business strives to achieve world class performance.

Return on equity in-line with expectations

Beginning in 2016/17 the US regulated business is now reporting Return on Equity on a fiscal year basis to be consistent across the Group. Return on Equity for 2016/17 was 8.2%, an increase of 20 bps compared to calendar year 2015. The increase reflects a partial-year impact from new rate plans for our Massachusetts Electric, KEDNY and KEDLI businesses.

On a comparable basis, US Regulated Return on Equity for fiscal year 2015/16 was 7.6%, 40 basis points below the calendar year 2015 return. The difference was driven by the impact of milder winter weather in the fourth quarter of 2015/16 on non decoupled revenues.

Another year of significant capital investment

Capital investment in the Company’s US regulated business increased by approximately $100m to a new high of $2.9bn on an IFRS basis, or $2.7bn on a US GAAP basis.

Of the $2.7bn, approximately $1.4bn was associated with the gas distribution networks, primarily on mandated programmes to replace ageing infrastructure and on adding new customers to the networks. In total National Grid replaced approximately 400 miles of leak prone pipe, exceeding our regulatory targets for each operating company, and added approximately 25,000 new gas customers.

Approximately $800m was invested in the electricity distribution networks, primarily to improve asset health, system capacity and performance. Significant investment was also made in response to customer requests including almost 19,000 distributed generation connections across the territory. Approximately $400m was invested in the existing FERC regulated businesses.

Regulated Financial Position

Overall, the US rate base increased by 5.7% (or 6.6% excluding working capital movements) to $19,297m driven by increased capital expenditure partially offset by depreciation, timing over recoveries and deferred tax movements.

National Grid	2016/17 Full Year Results Statement

  US Regulated Assets ($bn as at 31 March)

	2017	2016	% change
Rate Base excl. working capital (w/c)	18.6	17.5	7
Working capital in Rate Base	0.7	0.8	(13)
Total Rate Base	19.3	18.3	6
Reg. assets outside Rate Base excl. w/c	2.2	2.1	3
Working capital outside Rate Base	(0.1)	(0.1)	-
Total regulated assets outside Rate Base	2.1	2.0	1
Total US Regulated Assets	21.4	20.3	5

£bn as at 31 March
	2017	2016	% change
Total US regulated assets at actual currency	17.1	14.1	21
Total US regulated assets at constant currency	17.1	16.2	6

Financial performance

Operating profit increased to £1,713m, an increase of £528m at actual exchange rates including a £184m benefit from the stronger dollar.

On a constant currency basis, net revenue (excluding timing) increased by £226m to £5,321m, due to increased revenue allowances from the Massachusetts Electric, KEDNY and KEDLI rate cases, our capex trackers and higher FERC revenues driven by increased rate base. Regulated controllable costs excluding pensions increased by £152m largely due to the write off of prior year capital costs and higher spending on new energy programmes that have not yet received funding.

Post-retirement costs decreased by £7m and bad debts decreased by £32m compared to last year. Depreciation and amortisation increased by £24m and other costs increased by £28m due to the impact of storm costs and a higher cost of removal associated with continued high level of investment.

Adjusting for year-on-year timing differences of £283m, operating profit at constant currency for the year excluding timing was £61m (4%) higher than 2015/16.

The principal components of the movement in operating profit are shown below.

Revenue and costs (£m, constant currency)	Year ended 31 March
	2017	2016	% change
Net revenue	5,520	5,011	10
Regulated controllable operating costs	(1,830)	(1,678)	(9)
Post-retirement costs	(104)	(111)	6
Bad debts	(120)	(152)	21
Other operating costs and provisions	(1,111)	(1,083)	(3)
Depreciation and amortisation	(642)	(618)	(4)
Operating profit	1,713	1,369	25
Less: Timing impact	199	(84)
Operating profit excluding timing	1,514	1,453	4

Regulatory and other business developments

Utilising a jurisdiction model, National Grid works collaboratively with regulators and other stakeholders to ensure the necessary investments are made to construct and maintain safe and reliable networks, while managing costs to customers. Where appropriate, National Grid continues to propose further projects and initiatives to provide benefits to customers through the use of new technology or by facilitating the transition to a low carbon economy.

During 2016/17 the business agreed three full rate plan filings in Massachusetts and New York, the Company’s first full rate plans in over 6 years for Massachusetts Electric and over 10 years for KEDNY and KEDLI. The filings successfully updated cost recovery and are enabling an increased level of customer driven investment. The business also agreed a capital investment petition for Niagara Mohawk allowing for an increased level of investment with no impact on customer bills.

National Grid	2016/17 Full Year Results Statement

In April, National Grid filed a new rate case for its largest utility, Niagara Mohawk, and an outcome is expected in March 2018 with new rates in effect from April 2018.

Future activities and outlook

The 2017/18 outlook for National Grid’s US Regulated activities remains positive, with an increased level of investment and increasing returns. We will see the full benefit from the rate cases agreed during 2016/17 and will continue our rate filing programme with the NIMO filing followed by filings for Massachusetts Gas and Narragansett (Rhode Island) Electric and Gas during 2017 and 2018.

Alongside the ongoing rate case programme, we will continue to manage costs proactively. As a result, the business is targeting a Return on Equity at 90% of the average allowed return this year.

US Regulated capital investment is expected to increase in 2017/18. As a result, growth in rate base excluding working capital movements is expected to increase in 2017/18.

New York

The New York Jurisdiction consists of KEDNY and KEDLI, gas distribution companies in downstate New York, and Niagara Mohawk, an electricity and gas distribution company in upstate New York.

KEDNY and KEDLI are currently operating under jointly proposed, three-year rate plans that came into effect on 1 January 2017. The rate plans provide for the first increase in rates since 2008 which on a combined basis total more than $500m over three years. The plans allow a return on equity of 9% with opportunities to earn performance incentives for outperforming targets in key areas including leak prone pipe replacement and leak repairs. Customer bill increases, which are more closely aligned with IFRS revenue reporting, will be phased in more gradually over the three year plans.

Importantly, the joint proposal also increased the level of fully-funded investment to $3bn over the three year plan, allowing National Grid to replace nearly 600 miles of leak prone pipe over the period. In order to meet the increased level of investment, the plan also allows for 380 new positions which have now been filled.

Return on Equity for 2016/17 increased 110 bps to 8.2% for KEDNY and by 220 bps to 9.5% for KEDLI, reflecting higher revenues associated with the joint proposal.

NIMO is currently operating under a rate plan that began in April 2013 and allowed for revenue increases through March 2016 and a capital investment petition that allows for $1.3bn of capital investment over 2016/17 and 2017/18. The petition was funded through the use of deferred credits to provide incremental US GAAP revenues to National Grid with no immediate bill impact to customers.

The NIMO Return on Equity for 2016/17 increased by 40 bps to 8.5% for the electricity business and decreased by 180bps to 6.6% for the gas business. The NIMO electricity business Return on Equity benefited from higher net margin from the latest capital filing. The gas business’ return on equity decreased due to higher operating costs and the non-recurrence of a reserve release for energy efficiency and sales tax in calendar year 2015.

On 28 April 2017, National Grid filed a full rate case for Niagara Mohawk Electric and Gas to modernise the electricity and gas networks to enhance reliability and resilience, to continue to provide a high level of customer service and assist the most vulnerable customers and to develop the energy infrastructure and technologies that support the State of New York’s energy vision. This is a one-year plan; however, National Grid filed two additional years of data to provide the opportunity for a multi-year plan that would phase in customer bill increases to mitigate the impact.

The filing requests revenue increases of $326m and $81m for electricity and gas, respectively, and an allowed return on equity of 9.79%. It also includes a proposed capital plan of $652m for electricity and $171m for gas, based on a combined three-year plan of $2.7bn. A decision is expected in March 2018 for rates effective from 1 April 2018.

National Grid	2016/17 Full Year Results Statement

Return on Equity	Achieved (%)			Most recent granted (%)
Regulated Entity	FY17	CY15	CY14

New York
KEDNY	8.2	7.1	8.5	9.0
KEDLI	9.5	7.3	6.5	9.0
NMPC Gas	6.6	8.4	8.3	9.3
NMPC Electric	8.5	8.1	9.0	9.3
Total New York*	8.4	7.7	8.2	9.2
* total return weighted by average rate base

On a US GAAP basis, capital investment in 2016/17 remained flat at $1.3bn. Investment is expected to increase in 2017/18 with current levels of investment funded by the KEDNY/KEDLI joint proposal and the NMPC capital petition.

Rate Base ($m) as at 31 March
New York Regulated Entity	2017	2016	% change
KEDNY	2,722	2,525	8
KEDLI	2,256	2,176	4
NMPC Gas	1,052	1,160	(9)
NMPC Electric	4,737	4,621	3
Total New York	10,767	10,482	3

National Grid continues to develop and implement projects to progress New York state’s Reforming the Energy Vision (REV) programme which seeks to help consumers make more informed energy choices, develop new energy products and services and protect the environment while creating new jobs and economic opportunity throughout the state. The initial four electricity projects are progressing well and this year the Company proposed two additional electricity projects. The Smart Home Rate project and the Distributed Generation Interconnection demonstration project are currently being evaluated by the Public Service Commission. National Grid has also begun four gas projects agreed to within the recent KEDNY/KEDLI rate agreement.

Massachusetts

The Massachusetts Jurisdiction consists of the Massachusetts Electric business (including Nantucket Electric) and the Massachusetts Gas business (including Boston Gas and Colonial Gas).

For the first half of 2016/17, Massachusetts Electric was operating under rates that became effective in 2010, based on a 2008 historic test year. In September 2016, National Grid received a final rate order for Massachusetts Electric that established new rates effective from 1 October 2016. As Massachusetts uses historic test years the rate plan is not for a fixed term but rather resets rates moving forward. The order increased revenues by $101m and allows for a 9.9% return on equity. Importantly, the approved plan also includes an increase in funded annual capital investment of up to $249m from $170m.

Return on Equity for Massachusetts Electric increased by 90 bps to 4.3% reflecting increased revenues associated with the rate case partly offset by increased operating costs. More of Massachusetts Electric’s revenues are earned during the period of higher demand in the summer months and therefore the company will not see the full benefit from the rate case until 2017/18.

National Grid	2016/17 Full Year Results Statement

Massachusetts Gas is currently operating under rates that became effective in November 2010. In 2015, National Grid agreed a Gas System Enhancement Plan (GSEP) of up to $219m, allowing the business to earn a return on an increased level of investment in leak prone pipe. As part of this plan, National Grid has expanded its gas workforce, hiring approximately 220 additional gas workers to deliver the increased level of investment.

Return on Equity for Massachusetts Gas decreased by 70 bps to 7.7% reflecting increased operating costs from inflation. National Grid plans to file a full rate case for Massachusetts Gas in 2017-2018.

Return on Equity	Achieved (%)			Most recent granted (%)
Regulated Entity	FY17	CY15	CY14

Massachusetts
Massachusetts Gas	7.7	8.4	7.8	9.8
Massachusetts Electric	4.3	3.4	4.6	9.9
Total Massachusetts *	6.0	5.8	6.2	9.8
* total return weighted by average rate base

On a US GAAP basis, capital investment in the region increased by $96m to $791m. Investment is expected to increase in 2017/18 with current levels of investment funded by the 2016 Massachusetts Electric rate case and the 2015 Massachusetts Gas GSEP.

Rate Base ($m) as at 31 March
Massachusetts Regulated Entity	2017	2016	% change
Massachusetts Gas	2,251	1,945	16
Massachusetts Electric	2,281	2,156	6
Total Massachusetts	4,532	4,101	11

National Grid’s Massachusetts business has a number of initiatives underway to help the state meet its low carbon objectives. National Grid continues to develop utility-scale solar generation through multiple phases. This year, the Company completed Phase 2 of the project which added 16 MW of capacity to the initial 5 MW. National Grid also received approval for Phase 3, which will provide a further 14 MW of capacity alongside a 7 MW storage solution.

In December, National Grid received an interim extension of its smart grid pilot in Worcester while the Massachusetts DPU undertakes a full process to decide on a possible two-year extension of the programme. The pilot allows the company to test grid modernisation applications on a small scale and allow customers to benefit from the programme.

This year, National Grid filed a proposal with Massachusetts to develop 1,200 electric vehicle charging stations, including 80 fast charging stations, across the state. If approved, the Company would partner with businesses and organisations to install the stations on their premises. The Massachusetts DPU does not have a timeframe for responding to this proposal.

National Grid is still awaiting a decision on its Grid Mod filing made in 2015. The filing included four proposals to modernise the electric network ranging from approximately to $200m to approximately $900m over a five-year period.

National Grid	2016/17 Full Year Results Statement

Rhode Island

The Rhode Island Jurisdiction consists of a Rhode Island Electric business and a Rhode Island Gas business that cover the majority of the state.

Both the gas and electric businesses are recovering base operating costs under one-year rate plans that became effective in February 2013, using a 2011 test year. Other costs, including capital, pension and property taxes, are recovered through annual trackers. These include gas and electric Infrastructure Safety and Reliability (ISR) capital trackers that allow National Grid to agree a level of investment for the coming year and concurrently recover the full costs associated with investment in year.

Return on Equity decreased to 7.7% for the combined Rhode Island business, as a results of cost pressures since rates became effective in 2013. In particular, Rhode Island Electric decreased to 6.2%, primarily due to inflation, higher storm and employee benefit costs since rates became effective in 2013. National Grid expects to file a full rate case for the Rhode Island business in 2017.

Return on Equity	Achieved (%)			Most recent granted (%)
Regulated Entity	FY17	CY15	CY14

Rhode Island
Narragansett Gas	9.4	9.8	11.6	9.5
Narragansett Electric	6.2	10.5	9.5	9.5
Total Rhode Island*	7.7	10.2	10.4	9.5
* total return weighted by average rate base

On a US GAAP basis, capital investment remained flat at just under $200m. Investment is expected to increase in 2017/18 with current levels of investment funded by the 2016 ISR capital tracker. The South Street substation in Providence, an estimated $80m project that is a key part of the city’s redevelopment is underway and progressing well.

Rate Base ($m) as at 31 March
Rhode Island Regulated Entity	2017	2016	% change
Narragansett Gas	640	577	11
Narragansett Electric	665	657	1
Total Rhode Island	1,305	1,234	6

In 2016/17 National Grid’s Rhode Island electricity business undertook a Volt Var Optimization (VVO) pilot, deploying technology at 7 feeders across the network to improve circuit operational performance and reduce overall energy consumption in the feeder. The pilot saw a demand reduction of more than 3% across the feeders. Based on this success, the programme has been expanded under the ISR plan. In early 2017, the Governor launched the Power Sector Transformation initiative to develop a framework that promotes a nimble grid and enables Rhode Islanders to take full advantage of new clean energy technologies.

FERC

The FERC Jurisdiction consists of the Long Island Generation business, the Canadian Interconnector, New England Power, and Narragansett Electric (Transmission).

Long Island Generation and the Canadian Interconnector are contracted investments, meaning that they earn revenues from long-term contracts with customers. The contracts are regulated by FERC and allow for an agreed return on equity. New England Power and Narragansett Electric (Transmission) use formula rates that allow for the businesses to earn returns on incremental investments almost immediately.

National Grid	2016/17 Full Year Results Statement

Return on Equity for the FERC Jurisdiction decreased 10 bps to 11.3%, reflecting a lower allowed return on equity following FERC rate challenges.

FERC previously lowered the base ROE for the New England transmission owners from 11.14% to 10.57% for the period of October 2011 to December 2012. Following that decision, National Grid refunded customers where appropriate and reduced the rate at which customers are charged to reflect this decision. In April 2017, the US Court of Appeals found the FERC failed to articulate a satisfactory explanation for its actions and National Grid will evaluate whether further action is needed. The decision by the US Court of Appeals will impact three further FERC ROE complaints and there is no timeframe for resolutions.

Return on Equity	Achieved (%)			Most recent granted (%)
Regulated Entity	FY17	CY15	CY14

FERC
Long Island Generation	12.0	12.5	10.5	9.9
New England Power	11.1	11.0	11.6	10.6
Canadian Interconnector	13.0	13.0	13.0	13.0
Narragansett Electric Transmission	11.4	11.2	12.1	10.6
Total FERC*	11.3	11.4	11.5	10.5

  * total return weighted by average rate base

Capital Investment in the FERC companies increased slightly to $382m, including reliability projects, asset modernisation, and the connection of new customers. This year, New England Power completed its $45m Tewksbury substation and began construction on the Merrimack Valley Reliability Project, a competitively tendered joint initiative with Eversource Energy that will address regional reliability needs.

Narragansett Electric transmission made history this year with completion of the sea2shore project which connected the first U.S. offshore wind farm to the mainland power grid. This project was a collaborative effort with National Grid’s Rhode Island Jurisdiction.

Rate Base ($m) as at 31 March
FERC Regulated Entity	2017	2016	% change
Long Island Generation	422	420	0
New England Power	1,543	1,405	10
Canadian Interconnector	31	11	182
Narragansett Electric Transmission	697	608	15
Total FERC	2,693	2,444	10

The FERC Jurisdiction continues to look for innovative ways to maintain asset health and reliability and where possible, share best practices with the UK Electricity Transmission business. This year, the FERC Jurisdiction began using LineScout, a robot that has been used in National Grid’s UK business, to perform line inspections in areas that are difficult to access. This facilitates condition assessments and improves safety. Additionally, the business has begun demonstrations using unmanned aerial vehicles to conduct asset inspections.

The FERC Jurisdiction is also undertaking a programme to deploy new technology to improve digital communication within its transmission substations. This will standardise communications within substations which is expected to improve safety, increase system availability and reduce operating costs.

National Grid	2016/17 Full Year Results Statement

OTHER ACTIVITIES

Good performance in the year

Continuing operating profit by principal activities (£m)	2017	2016	% change
Metering	161	162	(1)
Grain LNG	74	72	3
French interconnector	72	123	(41)
Property	65	56	16
UK corporate and other activities	(137)	(65)	(111)
Sub-total UK operating profit	235	348	(32)
US corporate and other activities	(58)	22
Total operating profit	177	370	(52)
Total operating profit – constant currency	177	373	(53)

Share of post-tax results of joint ventures and associates	63	59	7

Metering profit steady; cash flow remains strong

The Metering business’s operating profit decreased slightly by £1m reflecting increased costs of our smart meter pilot, and the displacement of its legacy meters, this was partially offset by lower maintenance and operating costs. Capital investment decreased by £4m.

Grain LNG profit steady

National Grid’s LNG import terminal on the Isle of Grain delivered a £2m increase in operating profit in 2016/17 due to an increase in performance in the reloading and road tanker loading services and reduction in maintenance costs. Capital investment was lower in the year at £6m (2015/16: £25m) due to the completion of a second cryogenic line and the road tanker load facility (commissioned in November 2015). During 2016/17, Grain LNG completed its 1000th road tanker reload.

IFA profitability in line with expectations

The 2GW IFA delivered performance in line with expectations, with an operating profit at £72m (2015/16: £123m). The year on year decrease primarily reflected an unusually high power price differential between France and the UK in the first half of 2015/16, increasing the revenue generated from the auctions of the interconnector’s capacity during this period. IFA profitability was not adversely impacted by the work to repair two pairs of subsea cables damaged in Storm Angus as the loss was recovered through insurance and is reflected in the results of our captive insurance company.

Continued high level of property sales and good progress in St William JV

The Property business delivered an operating profit of £65m (2015/16: £56m), following property sales at Bristol and Uddington in the second half of the year and the previously announced Battersea sale in August 2016. Construction has now commenced on 955 new homes at Battersea. Our estate management, gas holder dismantling and contaminated land clean-up programmes continue to reduce operational risk across our portfolio.

A third new interconnector will commence construction later in 2017

Following Board approval for the Belgian (Nemo Link) and Norwegian (North Sea Link) interconnectors in 2015, significant progress has been made on both projects.

Nemo Link, developed between National Grid and Elia, the Belgian transmission system operator, will connect Richborough in the UK and Herdersbrug in Belgium. The subsea cable will be 130 kilometres in length and have a capacity of 1 GW. Seabed surveys and construction work have already taken place on the project, which is planned to be operational in 2019.

North Sea Link (NSL) will connect Blyth in the UK and Kvilldal in Norway. Developed between National Grid and the Norwegian transmission system operator Statnett, NSL will be the longest subsea cable in the world at 720 kilometres. The 1.0 GW link is expected to be operational by 2022. Construction started in Norway in 2016, while work in the UK will begin this year.

National Grid	2016/17 Full Year Results Statement

The Board also approved the 230 kilometre IFA2 interconnector in November 2016. Developed with RTE, the 1.0 GW subsea cable will connect Hampshire in the UK and Normandy in France. The link is expected to be operational in 2020, with construction starting in early 2018.

Corporate and other

In total our corporate and other performance decreased by £152m reflecting the write off of US business development projects, the prior year Iroquois gain of £57m and one-off business change costs of £60m to ensure we are well positioned to meet our growth targets efficiently and at the same time build a stronger foundation for the future.

Sunrun partnership

In January, the company announced a partnership with Sunrun, a leading provider of residential solar services. In this partnership, we have committed $100m in a portfolio of roof-top solar assets, which will allow us to better understand customer behaviour and the impact of distributed technologies on the network.

New transmission and storage opportunities in the US

The evolving energy landscape is creating new opportunities for transmission and storage opportunities in our US territories.

The connection of low carbon generation is creating the need for new transmission lines to transport renewable energy to load centres. In the northeast, this means bringing wind from upstate NY towards New York City and bringing wind and hydro from Canada into New England. Projects can be developed in response to a specific request for proposal from a state or regional transmission organisation or by independently signing up customers.

National Grid continues to propose potential projects to meet specific energy needs and currently has a number of projects under consideration. This year, the Company proposed the Granite State Power Link, a potential HVDC transmission line that would run from Quebec, through Vermont and New Hampshire. The project is expected to bid into the Massachusetts RFP for renewables and if successful, would be completed in the early 2020s.

As technology evolves there is increasing demand to integrate large-scale battery solutions into the network. In addition to National Grid’s projects within its regulated distribution utilities, the Company is pursuing merchant storage projects. On Long Island, National Grid and NextEra have partnered to develop two battery storage projects. This solution was selected by the Long Island Power Authority and pending permitting approval, would be operational around 2018.

National Grid	2016/17 Full Year Results Statement

Capital investment - continuing (£m) – actual currency	Year ended 31 March
	2017	2016	% change
Metering	35	39	(10)
Grain LNG	6	25	(76)
French interconnector	15	5	200
North Sea Link	40	24	67
Property	15	15	-
Other UK	5	8	(38)
Other US	131	85	54
Capital expenditure excluding joint ventures	247	201	23
Investment in joint ventures (JVs)*	127	53	140
Capital investment including investment in JVs	374	254	47
*excludes £10m (2015/16: £63m) equity contribution to St William property joint venture

Other selected financial information - continuing	Year ended 31 March
(£m) – constant currency	2017	2016	% change
Operating profit	177	373	(53)
Depreciation	(232)	(217)	(7)
Depreciation (actual exchange rates)	(232)	(208)	(12)

JOINT VENTURES AND ASSOCIATES

Share of post-tax results by principal activities (£m)	2017	2016	% change
BritNed	53	50	6
Millennium	15	11	36
Iroquois	-	3
Other	(5)	(5)	-
Share of post-tax results of joint ventures and associates	63	59	7

At the start of the year, joint ventures and associates in the Group consist principally of interests in electricity transmission interconnectors and gas pipelines, which included a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England and a 26% interest in the Millennium natural gas pipeline in New York.

National Grid’s share of post-tax results of joint ventures for the year was £63m, an increase of £4m compared with 2015/16. This reflected an increase in the contribution from the BritNed interconnector.

National Grid	2016/17 Full Year Results Statement

REVIEW OF DISCONTINUED OPERATIONS

2016/17 Overview

Discontinued operations principally comprise NGGD (61% of which was sold on 31 March 2017), as well as certain other assets (principally property assets and an interest in Xoserve Limited) that were also disposed of at that date.

The review below has excluded the activity of the property assets and Xoserve Limited as these are not considered a material part of the overall performance of discontinued operations.

Performance reflects continued good efficiency and incentive performance

Return on Equity 410bps above base levels

Return on Equity for the year, using a long-run inflation rate of 3%, was 14.0% compared with a regulatory assumption, used in calculating the original revenue allowance, of 9.9%. The principal components of the difference are shown in the table below.

Year ended 31 March	2017	2016
Base return (including avg. 3% long-run inflation)	9.9%	9.9%
Totex incentive mechanism	2.8%	2.0%
Other revenue incentives	1.2%	1.0%
Return including in year incentive performance	13.9%	12.9%
Pre-determined additional allowances	0.1%	0.1%
Return on Equity	14.0%	13.0%

The business performed strongly against the targets set by the totex incentive mechanism in the fourth year of RIIO. The Gas Distribution Strategic Partnerships (GDSP) continued to drive this outperformance through their use of innovative and efficient delivery of the mains replacement programme. Totex was £945m compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1,076m. Our share of this efficiency saving is expected to be £82m.

The business had another strong year of incentive performance, driven by the true up of outperformance over the RIIO period to date as well as improved customer satisfaction incentive scores. Overall, the UK Gas Distribution business delivered 120 bps of additional returns through other revenue incentives. On a pre-tax basis, this equates to an estimated £43m of additional revenue allowance, most of which is due to be recovered in future years under the RIIO funding mechanisms.

Regulated Financial Position broadly unchanged with RPI below long-run expectations

RAV increased 3.5% in the year reflecting the impact of inflation, continued investment and performance RAV, partially offset by depreciation. Net other regulatory liabilities decreased by £16m, mainly reflecting current year revenue over recoveries associated with lower than expected inflation.

£m	2017	2016
Opening Regulated Asset Value (RAV)*	8,664	8,513
Asset additions (aka slow money) (actual)	408	392
Performance RAV or assets created	47	40
Inflation adjustment (actual RPI)	273	133
Depreciation and amortisation	(413)	(402)
Closing RAV	8,979	8,676

Opening balance of other regulated assets and (liabilities)*	(132)	(89)
Movement	16	(35)
Closing balance	(116)	(124)

Closing Regulated Financial Position	8,863	8,552

    *March 2016 opening balances adjusted to correspond with 2015/16 regulatory filings and calculations

National Grid	2016/17 Full Year Results Statement

Investment activities in 2016/17 focussed on asset health

UK Gas Distribution invested £558m during the year, a £9m increase on the prior year. This included £389m of replacement expenditure (£28m lower than the prior year), as the catch up of work in 2015/16 was not repeated. Other capex was £169m, £37m higher than the prior year due to an increase in reinforcement workload and kit relocations.

APPENDIX to DISCONTINUED OPERATIONS

Revenue and Costs in 2016/17 on an IFRS basis

On an IFRS basis UK Gas Distribution operating profit was £898m, up £20m or 2%. Excluding the impact of timing, operating profit was £68m higher reflecting a decreased depreciation charge.

The principal components of the movement in operating profit are shown below.

Year ended 31 March	Revenue and Costs
(£m)	2017	2016	% change
Net revenue	1,532	1,566	(2)
Regulated controllable operating costs	(387)	(374)	(3)
Post-retirement costs	(42)	(39)	(8)
Other operating costs and provisions/contribution release	9	23	(61)
Depreciation and amortisation	(214)	(298)	28
Operating profit	898	878	2
Less: Timing impact	(22)	26	n/a
Operating profit excluding timing	920	852	8

Net revenue (net of pass through costs) decreased by £34m. Excluding timing impacts of £48m, net revenue increased by £14m. This primarily relates to inflationary increases, partly offset by a reduction in base revenues.

Regulated controllable costs increased by £13m. This was primarily driven by workload related headcount increases and inflation.

Depreciation and amortisation decreased by £84m reflecting the cessation of depreciation for the period 8 December 2016 to 31 March 2017, following the announcement of the sale of the business. This was partly offset by higher depreciation in the first eight months of the year due to increased asset commissioning activity. Other operating credits were £14m lower driven by the non-recurrence of gas holder provision releases in the prior year.

National Grid	2016/17 Full Year Results Statement

APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 59).

‘Adjusted’ results are a key financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 56. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 47.

DEFINITIONS

Annual asset growth

‘Annual asset growth’ measures the increase in ‘total regulatory value and other investments’, defined below.

Capital investment

‘Capital investment’ or ‘investment’ refer to additions to plant, property and equipment and intangible assets, and contributions to joint ventures, other than the St William joint venture during the period. St William is excluded based on the nature of this joint venture arrangement.

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the weighted average US$ exchange rate for the year ended 31 March 2017, which was $1.28 to £1.00. The weighted average rate for the year ended 31 March 2016, was $1.47 to £1.00. Assets and liabilities as at 31 March 2016 have been retranslated at the closing rate at 31 March 2017 of $1.25 to £1.00. The closing rate for the balance sheet date 31 March 2016 was $1.44 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

Other regulatory assets and liabilities

The revenues that National Grid’s UK regulated businesses targets to collect in any year are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. This includes adjustments designed to share performance efficiencies with customers. National Grid’s estimate of these future revenue adjustments are represented in the calculation of regulated financial performance and regulated financial position as “other regulatory assets and liabilities”. These include:

●	Revenues associated with sharing under the totex incentive mechanism
●	Adjustments for changes to customer output requirements on totex allowances
●	True ups for pass through costs, actual RPI and pensions deficit repair costs
●	Differences between allowed/targeted and recovered revenues
●	Differences between revenues collected and earned under other incentive mechanisms

In addition, other regulatory assets and liabilities include balances relating to “phasing adjustments”. Where expenditure allowances have been awarded in one year but are associated with expenditure that is now expected

National Grid	2016/17 Full Year Results Statement

to be incurred in a different year National Grid applies “phasing adjustments” to better match the allowances to the year of expenditure. In such cases, the revenues associated with these re-phased allowances are included in other regulated assets and liabilities and reversed when the associated expenditure is incurred.

In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate.

Performance RAV

UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is an addition to RAV above and beyond that associated with the remuneration of actual expenditure and is termed “performance RAV”.

Regulated asset base

‘Regulated asset base’ refers to assets included in regulated asset value and rate base within our UK and US regulated businesses, respectively.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Total regulatory value and other investments

The sum of: the regulatory asset value of the UK regulated businesses determined under the methodology set out in Ofgem’s Price Control Financial Model; the rate bases applicable to each US regulated entity calculated according to the methodology used by each respective utility regulator; the value of assets held by the Group’s other activities; together with investments in joint ventures and associates. Other activities primarily relate to non-network businesses and other commercial operations including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; and a UK LNG import terminal.

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

Value Added

Value Added is a measure to capture the value created through investment attributable to equity holders, being the change in total regulated and non-regulated assets including goodwill (both at constant currency) plus the cash dividend paid in the year plus share repurchase costs less the growth in net debt (at constant currency). This is then presented on an absolute and a per share basis.

National Grid	2016/17 Full Year Results Statement

METRIC CALCULATIONS

Regulated financial performance (£m)	2016/17				2015/16
	UKET	UKGT	UKGD	US REG	UKET	UKGT	UKGD	US REG
Statutory operating profit	1,361	507	898	1,278	1,173	486	878	1,196
Exceptional items/remeasurements	11	4	-	435	-	-	-	(11)
Adjusted operating profit	1,372	511	898	1,713	1,173	486	878	1,185
Depreciation and amortisation	421	186	214	642	390	178	298	535
EBITDA	1,793	697	1,112	2,355	1,563	664	1,176	1,720
Regulatory treatment adjustments
Movement in UK regulatory “IOUs”	(288)	(120)	16	-	(147)	(80)	(35)	-
US timing	-	-	-	(199)	-	-	-	73
Performance RAV created	74	(11)	47	-	80	(5)	40	-
Pensions deficit contributions	(47)	(53)	(13)	(155)	(54)	(77)	(13)	(144)
3% RAV Indexation	356	168	260	-	339	166	255	-
UK deferred taxation adjustment	62	39	(24)	-	80	45	(34)	-
Regulatory depreciation	(800)	(207)	(413)	(642)	(758)	(196)	(402)	(535)
Fast/slow money adjustment	34	(14)	(121)	-	92	18	(168)	-
Regulated financial performance	1,184	499	864	1,359	1,195	535	819	1,114

Group RoE calculation
(year ended 31 March)	2017	2016	2015
Regulated financial performance	3,906	3,663	3,741
Operating profit of other activities	204	374	199
Group financial performance	4,110	4,037	3,940
Share of post-tax results of joint ventures	63	59	46
Non-controlling interests	1	(3)	8
Adjusted group interest charge	(1,075)	(922)	(945)
Group tax charge	(808)	(753)	(695)
Tax on adjustments	166	4	(14)
Group financial performance after interest and tax	2,457	2,422	2,340

Opening rate base/RAV	40,435	36,998	35,237
Opening NBV of non-regulated businesses	1,579	1,213	1,341
Joint Ventures	408	319	358
Opening Goodwill	5,984	5,182	4,856
Opening capital employed	48,406	43,712	41,792
Opening Net Debt	(27,346)	(24,024)	(21,974)
Opening Equity	21,060	19,688	19,818

Return on Equity	11.7%	12.3%	11.8%

Regulated financial position (£m – constant currency)	2016/17
	UKET	UKGT	UKGD	US REG
Opening RAV/rate base*	11,871	5,597	8,664	14,571
In year movement	593	158	315	827
Closing RAV/rate base	12,464	5,755	8,979	15,398

Opening other regulatory assets and liabilities*	(129)	56	(132)	1,647
In year movement	(288)	(120)	(16)	18
Closing other regulatory assets and liabilities	(417)	(64)	(116)	1,665
Closing regulated financial position	12,047	5,691	8,863	17,063
	Total 2016/17			43,664

*Adjusted to correspond with 2015/16 regulatory filings and calculations

National Grid	2016/17 Full Year Results Statement

DESCRIPTION OF METRIC CALCULATIONS

Regulated financial performance

The regulated financial performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It makes adjustments to reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance. It reflects both the value realised on behalf of providers of capital in the year and also an estimation of net value created, but not yet realised, that is reasonably expected to be realised or returned to customers in future periods under the Group’s regulatory arrangements.

The principal adjustments from reported operating profit to regulated financial performance are:

Adjustment	Calculation
US timing & movement in UK regulatory “IOUs”
Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years.	US: As per US Timing. UK: Movement in other regulated assets and liabilities.
Performance RAV
UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.	In year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.
Pension adjustment

Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year.

UK: cash payments against the regulatory proportion of pension deficits in the UK regulated business. US: the difference between IFRS and US GAAP pension charges.
3% RAV Indexation
Future UK revenues expected to be set using an asset base adjusted for inflation.	UK RAV multiplied by 3% (long-run RPI inflation assumption).
UK deferred taxation adjustment
Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year.	The difference between 1. IFRS EBITDA less other regulatory adjustments and 2. IFRS EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.
Regulatory depreciation
US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.	Regulatory depreciation.
Fast/slow money adjustment

The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.

Difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

National Grid	2016/17 Full Year Results Statement

Group RoE Calculation

The Group Return on Equity (RoE) calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Calculation: Regulatory financial performance, including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets

●	Adjusted interest removes interest on pensions, capitalised interest and release of provisions
●	Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest
●	Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of joint ventures and other activities; minus opening net debt as reported under IFRS

US Regulated Return on Equity (nominal)

US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax US GAAP metric as calculated annually. For the current (and future) year results, this has been calculated on a fiscal basis (i.e. year ended 31 March 2017). For the prior year, this was calculated on a calendar year to 31 December 2015.

Calculation: Regulated net income divided by equity rate base:

●	Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate
●	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and for certain material specified items
●	Equity rate base for the current year is an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure. For the prior year, equity rate base was an average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

UK Regulated Return on Equity (nominal)

UK Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI is equal to a long-run assumption of 3.0%.

Calculation: Base allowed Return on Equity plus or minus the following items

●	Additional allowed revenues/profits earned in the year from incentive schemes, less associated corporation tax charge;
●	Totex outperformance multiplied by the company sharing factor set by the regulator; and
●	Revenues (net of associated depreciation and base allowed asset return) allowed in the year associated with incentive performance earned under previous price controls but not yet fully recovered, less associated corporation tax charge (excluding logging up or pensions recovery)

Divided by average equity RAV in line with regulatory assumed capital structure.

National Grid	2016/17 Full Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

18 May 2017	2016/17 full year results

19 May 2017	General meeting

19 May 2017	Record date for 2016/17 special dividend

22 May 2017	Ex-dividend date for 2016/17 for special dividend

31 May 2017	ADRs go ex-dividend for 2016/17 final dividend

1 June 2017	Ordinary shares go ex-dividend for 2016/17 final dividend

2 June 2017	Record date for 2016/17 final dividend

2 June 2017	2016/17 special dividend paid to qualifying shareholders

8 June 2017	Scrip reference price announced

19 June 2017	Scrip election date for 2016/17 final dividend

7 July 2017	Investor stewardship meeting

31 July 2017	Annual General Meeting, ICC, Birmingham

16 August 2017	2016/17 final dividend paid to qualifying shareholders

9 November 2017	2017/18 half year results

22 November 2017	ADRs go ex-dividend for 2017/18 interim dividend

23 November 2017	Ordinary shares go ex-dividend for 2017/18 interim dividend

24 November 2017	Record date for 2017/18 interim dividend

30 November 2017	Scrip reference price announced

8 December 2017	Scrip election date for 2017/18 interim dividend

10 January 2018	2017/18 interim dividend paid to qualifying shareholders

American Depositary Receipt (ADR) Deposit Agreement

National Grid amended the deposit agreement under which the ADRs representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2016/17 final dividend and 2016/17 special dividend will be charged a fee of $0.02 and $0.015 per ADR, respectively, by the Depositary prior to distribution of the cash dividend.

National Grid	2016/17 Full Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of a majority interest in its UK Gas Distribution business and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2016 published on 10 November 2016. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2016/17 Full Year Results Statement

Consolidated income statement

for the years ended 31 March

	Notes	2017 £m	2016 Re-presented[1] £m

Continuing operations Revenue	2(a)	15,035	13,212
Operating costs		(11,827)	(9,987)
Operating profit
Before exceptional items and remeasurements	2(b)	3,773	3,214
Exceptional items and remeasurements	3	(565)	11
Total operating profit	2(b)	3,208	3,225

Finance income	4	53	22

Finance costs
Before exceptional items and remeasurements	4	(1,082)	(878)
Exceptional items and remeasurements	3,4	(58)	(99)
Total finance costs	4	(1,140)	(977)

Share of post-tax results of joint ventures and associates		63	59
Profit before tax
Before exceptional items and remeasurements	2(b)	2,807	2,417
Exceptional items and remeasurements	3	(623)	(88)
Total profit before tax	2(b)	2,184	2,329

Tax
Before exceptional items and remeasurements	5	(666)	(604)
Exceptional items and remeasurements	3	292	177
Total tax	5	(374)	(427)
Profit after tax from continuing operations
Before exceptional items and remeasurements		2,141	1,813
Exceptional items and remeasurements	3	(331)	89

Profit after tax from continuing operations		1,810	1,902

Profit after tax from discontinued operations
Before exceptional items and remeasurements	8	606	576
Exceptional items and remeasurements	8	57	116
Gain on disposal of UK Gas Distribution	8	5,321	-

Profit after tax from discontinued operations	8	5,984	692

Total profit for the year (continuing and discontinued)
Before exceptional items and remeasurements		2,747	2,389
Exceptional items and remeasurements		(274)	205
Gain on disposal of UK Gas Distribution		5,321	-

Total profit for the year		7,794	2,594
Attributable to: Equity shareholders of the parent
From continuing operations		1,810	1,901
From discontinued operations		5,985	690

		7,795	2,591

Non-controlling interests
From continuing operations		-	1
From discontinued operations		(1)	2

		(1)	3

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in notes 2 and 8.

National Grid	2016/17 Full Year Results Statement

Consolidated income statement continued

for the years ended 31 March

	Notes	2017 £m	2016 Re-presented [1] £m
Earnings per share[2]
Basic
From continuing operations	6(a)	48.1p	50.4p
From discontinued operations	6(a)	17.6p	18.3p
Gain on disposal of UK Gas Distribution	6(a)	141.4p	-

	6(a)	207.1p	68.7p

Diluted
From continuing operations	6(b)	47.9p	50.2p
From discontinued operations	6(b)	17.5p	18.2p
Gain on disposal of UK Gas Distribution	6(b)	140.8p	-

	6(b)	206.2p	68.4p

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in notes 2 and 8.

2.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2016/17 Full Year Results Statement

Consolidated statement of comprehensive income

for the years ended 31 March

		2017 £m	2016 Re-presented[1] £m

Profit after tax from continuing operations		1,810	1,902

Other comprehensive income/(loss) from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains of pension assets and post-retirement benefit obligations		423	410
Tax on items that will never be reclassified to profit or loss		(277)	(95)
Total items from continuing operations that will never be reclassified to profit or loss		146	315

Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments		346	69
Net gains in respect of cash flow hedges		70	88
Transferred to profit or loss in respect of cash flow hedges		(6)	26
Net gains on available-for-sale investments		81	43
Transferred to profit or loss on sale of available-for-sale investments		(25)	-
Tax on items that may be reclassified subsequently to profit or loss		(34)	(39)
Total items from continuing operations that may be reclassified subsequently to profit or loss		432	187

Other comprehensive income for the year, net of tax from continuing operations		578	502
Other comprehensive income for the year, net of tax from discontinued operations	8	42	71
Other comprehensive income for the year, net of tax		620	573

Total comprehensive income for the year from continuing operations		2,388	2,404
Total comprehensive income for the year from discontinued operations	8	6,026	763
Total comprehensive income for the year		8,414	3,167

Attributable to:
Equity shareholders of the parent
From continuing operations		2,389	2,403
From discontinued operations		6,026	761

		8,415	3,164
Non-controlling interests
From continuing operations		(1)	1

From discontinued operations		-	2

		(1)	3

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in notes 2 and 8.

National Grid	2016/17 Full Year Results Statement

Consolidated statement of changes in equity

for the years ended 31 March

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m

At 1 April 2015		443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the year		-	-	2,591	-	2,591	3	2,594
Total other comprehensive income for the year		-	-	414	159	573	-	573

Total comprehensive income for the year		-	-	3,005	159	3,164	3	3,167
Equity dividends	7	-	-	(1,337)	-	(1,337)	-	(1,337)
Scrip dividend related share issue[1]		4	(5)	-	-	(1)	-	(1)
Purchase of treasury shares		-	-	(267)	-	(267)	-	(267)
Issue of treasury shares		-	-	16	-	16	-	16
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	-	-	-	(5)	(5)
Share-based payments		-	-	22	-	22	-	22
Tax on share-based payments		-	-	2	-	2	-	2

At 31 March 2016		447	1,326	16,305	(4,523)	13,555	10	13,565
Profit for the year		-	-	7,795	-	7,795	(1)	7,794
Total other comprehensive income for the year		-	-	84	536	620	-	620

Total comprehensive income for the year		-	-	7,879	536	8,415	(1)	8,414
Equity dividends	7	-	-	(1,463)	-	(1,463)	-	(1,463)
Scrip dividend related share issue[1]		2	(2)	-	-	-	-	-
Purchase of treasury shares		-	-	(189)	-	(189)	-	(189)
Issue of treasury shares		-	-	18	-	18	-	18
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	-	-	-	7	7
Share-based payments		-	-	35	-	35	-	35
Tax on share-based payments		-	-	3	-	3	-	3

At 31 March 2017		449	1,324	22,582	(3,987)	20,368	16	20,384

1. Included within share premium account are costs associated with scrip dividends.

National Grid	2016/17 Full Year Results Statement

Consolidated statement of financial position

as at 31 March

	Notes	2017 £m	2016 £m

Non-current assets
Goodwill		6,096	5,315
Other intangible assets		923	887
Property, plant and equipment		39,825	43,364
Other non-current assets		121	82
Pension assets		603	410
Financial and other investments		1,100	482
Investments in joint ventures and associates		2,083	397
Derivative financial assets	10	1,515	1,685

Total non-current assets		52,266	52,622

Current assets
Inventories and current intangible assets		403	437
Trade and other receivables		2,782	2,395
Current tax assets		317	77
Financial and other investments	10	8,741	2,998
Derivative financial assets	10	192	278
Cash and cash equivalents	10	1,139	127

Total current assets		13,574	6,312

Total assets		65,840	58,934

Current liabilities
Borrowings	10	(5,496)	(3,611)
Derivative financial liabilities	10	(1,054)	(337)
Trade and other payables		(3,438)	(3,285)
Current tax liabilities		(107)	(252)
Provisions		(416)	(236)

Total current liabilities		(10,511)	(7,721)

Non-current liabilities
Borrowings	10	(23,142)	(24,733)
Derivative financial liabilities	10	(1,169)	(1,732)
Other non-current liabilities		(1,447)	(2,071)
Deferred tax liabilities		(4,479)	(4,634)
Pensions and other post-retirement benefit obligations		(2,536)	(2,995)
Provisions		(2,172)	(1,483)

Total non-current liabilities		(34,945)	(37,648)

Total liabilities		(45,456)	(45,369)

Net assets		20,384	13,565

Equity
Share capital		449	447
Share premium account		1,324	1,326
Retained earnings		22,582	16,305
Other equity reserves		(3,987)	(4,523)

Total shareholders’ equity		20,368	13,555
Non-controlling interests		16	10

Total equity		20,384	13,565

National Grid	2016/17 Full Year Results Statement

Consolidated cash flow statement

for the years ended 31 March

	Notes	2017 £m	2016 Re-presented[1] £m

Cash flows from operating activities
Total operating profit from continuing operations	2(b)	3,208	3,225
Adjustments for:
Exceptional items and remeasurements	3	565	(11)
Depreciation, amortisation and impairment		1,481	1,311
Share-based payments charge		32	21
Gain on exchange of associate for available-for-sale investment		-	(49)
Changes in working capital		151	416
Changes in provisions		(181)	(58)
Changes in pensions and other post-retirement benefit obligations		(768)	(293)
Cash flows relating to exceptional items		(36)	(40)

Cash generated from operations		4,452	4,522
Tax paid		(132)	(230)

Net cash inflow from operating activities – continuing operations		4,320	4,292

Net cash inflow from operating activities – discontinued operations		909	1,076

Cash flows from investing activities
Acquisition of investments		(137)	(116)
Proceeds from sale of investments in subsidiaries		5,454	-
Purchases of intangible assets		(223)	(196)
Purchases of property, plant and equipment		(3,296)	(2,855)
Disposals of property, plant and equipment		18	4
Dividends received from joint ventures and associates		99	72
Interest received		51	23
Net movements in short-term financial investments[2]		(5,600)	(391)

Net cash flow used in investing activities – continuing operations		(3,634)	(3,459)

Net cash flow used in investing activities – discontinued operations		(680)	(577)

Cash flows from financing activities
Purchase of treasury shares		(189)	(267)
Proceeds from issue of treasury shares		18	16
Purchase of own shares		(6)	(6)
Proceeds received from loans		2,463	2,726
Repayments of loans		(1,616)	(896)
Net movements in short-term borrowings and derivatives		90	(730)
Interest paid		(839)	(711)
Dividends paid to shareholders		(1,463)	(1,337)

Net cash flow used in financing activities – continuing operations		(1,542)	(1,205)

Net cash flow from/(used in) financing activities – discontinued operations[3]		1,611	(123)

Net increase in cash and cash equivalents	9	984	4
Disposal of bank overdraft in UK Gas Distribution		15	-
Exchange movements		16	4
Net cash and cash equivalents at start of year		124	116

Net cash and cash equivalents at end of year[4]		1,139	124

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in notes 2 and 8.
2.	Includes the impact of proceeds from the sale of UK Gas Distribution being transferred to short term financial investments on 31 March.
3.	Included within net cash flows used in financing activities – discontinued operations are cash flows relating to the liability management programme, comprising £4.8bn of debt issued and term debt raised, offset by £3.2bn in respect of bond buybacks.
4.	Net of bank overdrafts of £nil (2016: £3m)

National Grid	2016/17 Full Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2017, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2016 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2017 which are consistent with those applied in the preparation of our accounts for the year ended 31 March 2016.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ended 31 March 2017. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2017.

•	Annual improvements to IFRSs 2012-2014 Cycle;
•	Amendments to IFRS 11 ‘Joint Arrangements’;
•	Amendments to IAS 1 ‘Presentation of Financial Statements’;
•	Amendments to IAS 16 ‘Property, Plant and Equipment’ and
•	Amendments to IAS 38 ‘Intangible Assets’.

Date of approval

This announcement was approved by the Board of Directors on 17 May 2017.

National Grid	2016/17 Full Year Results Statement

2. Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board of Directors is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating segments’) and assesses the earnings performance of operations on the basis of operating profit before exceptional items and remeasurements (see note 3).

There has been no change to the way in which our businesses have reported internally during the year. However, for the purposes of this note, the reporting structure for the year ended 31 March 2017 has been updated to show the previously reported UK Gas Distribution segment within discontinued operations together with the results of our interest in Xoserve Limited, which was previously included within Other activities. Discontinued operations are solely within the UK geographical area. National Grid Ventures formed on 1 April 2017 and the impact of this change will be reflected in 2017/18. Note 8 includes further information in respect of discontinued operations.

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.
UK Gas Transmission	The gas transmission network in Great Britain and UK liquefied natural gas (LNG) storage activities.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a) Revenue

	2017 £m	2016[1] £m
Operating segments:
UK Electricity Transmission	4,439	3,977
UK Gas Transmission	1,080	1,047
US Regulated	8,931	7,493
Other activities	713	824
Sales between segments	(128)	(129)
Total from continuing operations	15,035	13,212
Discontinued operations – UK geographical area (note 8)	1,887	1,903

	16,922	15,115
Split by geographical areas – continuing operations
UK	6,064	5,619
US	8,971	7,593

	15,035	13,212

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

National Grid	2016/17 Full Year Results Statement

2.  Segmental analysis continued

(b)   Operating profit

	Before exceptional items and remeasurements		After exceptional items and remeasurements
	2017	2016[1]	2017	2016[1]
	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,372	1,173	1,361	1,173
UK Gas Transmission	511	486	507	486
US Regulated	1,713	1,185	1,278	1,196
Other activities	177	370	62	370
Total from continuing operations	3,773	3,214	3,208	3,225
Discontinued operations – UK geographical area (note 8)	894	882	894	860
	4,667	4,096	4,102	4,085
Split by geographical areas – continuing operations
UK	2,118	2,007	1,988	2,007
US	1,655	1,207	1,220	1,218
	3,773	3,214	3,208	3,225

Reconciliation to profit before tax:
Operating profit from continuing operations	3,773	3,214	3,208	3,225
Finance income	53	22	53	22
Finance costs	(1,082)	(878)	(1,140)	(977)
Share of post-tax results of joint ventures and associates	63	59	63	59
Profit before tax from continuing operations	2,807	2,417	2,184	2,329
Profit before tax from discontinued operations (note 8)	748	725	742	703
	3,555	3,142	2,926	3,032

1.	Comparative amounts have been re-presented to reflect the classification of UK Gas Distribution business as a discontinued operation.

(c) Capital expenditure

	Net book value		Capital expenditure		Depreciation and amortisation
	2017	2016[1]	2017	2016[1]	2017	2016[1]
	£m	£m	£m	£m	£m	£m
Operating segments
UK Electricity Transmission	12,515	11,907	1,027	1,084	(421)	(390)
UK Gas Transmission	4,165	4,140	214	186	(186)	(178)
US Regulated	21,638	17,490	2,247	1,856	(642)	(535)
Other activities	2,430	2,291	247	201	(232)	(208)
Total from continuing operations	40,748	35,828	3,735	3,327	(1,481)	(1,311)
Discontinued operations – UK geographical area	-	8,423	588	566	(217)	(303)
	40,738	44,251	4,323	3,893	(1,698)	(1,614)
Split by geographical areas – continuing operations:
UK	18,102	17,491	1,357	1,386	(753)	(715)
US	22,646	18,337	2,378	1,941	(728)	(596)
	40,748	35,828	3,735	3,327	(1,481)	(1,311)
By asset type
Property, plant and equipment	39,825	35,074	3,507	3,130	(1,348)	(1,207)
Non-current intangible assets	923	754	228	197	(133)	(104)
Total from continuing operations	40,748	35,828	3,735	3,327	(1,481)	(1,311)
Discontinued operations – UK geographical area	-	8,423	588	566	(217)	(303)
	40,748	44,251	4,323	3,893	(1,698)	(1,614)

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

National Grid	2016/17 Full Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Continuing operations	2017 £m	2016[1] £m

Included within operating profit:
Exceptional items:
Environmental charges	(526)	-
Gas holder demolition costs	(107)	-
	(633)	-
Remeasurements:
Commodity contracts	68	11
	(565)	11

Included within finance costs:
Remeasurements:
Net losses on derivative financial instruments	(58)	(99)
	(58)	(99)

Total included within profit before tax	(623)	(88)

Included within tax:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate	94	162
Tax on exceptional items	227	-
Tax on remeasurements	(29)	15
	292	177

Total exceptional items and remeasurements after tax	(331)	89

Analysis of total exceptional items and remeasurements after tax:
Exceptional items after tax	(312)	162
Remeasurements after tax	(19)	(73)
Total exceptional items and remeasurements after tax	(331)	89

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

Further detail of operating exceptional items specific to 2016/17

In the US, the Group’s most significant environmental liabilities relate to former manufacturing gas plant (MGP) facilities formerly owned or operated by the Company. The sites are subject to both state and federal law in the US. Environmental reserves are re-evaluated at each reporting period. The expenditure is expected to be largely recoverable from rate payers but under IFRS, no asset can be recorded for this. During the second half of 2016/17, the Group updated its assessment of the gross remediation costs at three key sites in New York, resulting in an increase of £481m on an undiscounted basis.

The charge booked reflects the Group’s best estimate of future cash outflow, based on notices received from state and federal authorities, and plans developed in response, supported by external consultants where appropriate. In some cases, judgement is also required regarding the Group’s share of the estimated cost, principally at sites where other parties are also potentially liable but where no cost sharing agreement exists.

A provision of £107m has been made for the demolition of certain non-operational gas holders in the UK. Following the disposal of UK Gas Distribution, the land on which the gas holders are sited was transferred to the Group’s UK property division. The Group’s property division maximises our return from our land portfolio and therefore a constructive obligation exists to demolish the gas holders.

Also included within the above are charges relating to the impact of a change in the real discount rate from 2% to 1% on our provisions.

National Grid	2016/17 Full Year Results Statement

3. Exceptional items and remeasurements continued

Remeasurements

Commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

Net (losses)/gains on derivative financial instruments comprise (losses)/gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes £nil (2016: £1m credit) in respect of prior years.

Items included within tax

The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate.

Deferred taxes at the reporting date have been measured using these enacted tax rates and reflected in these financial statements, resulting in a deferred tax credit. This credit is presented as exceptional, reflecting its nature.

4. Finance income and costs

	2017	2016[1]
	£m	£m

Finance income	53	22

Finance costs
Net interest on pension and other post-retirement benefit obligations	(107)	(111)
Interest expense on financial instruments	(994)	(783)
Unwinding of discount on provisions	(73)	(69)
Other interest	(17)	(27)
Less: interest capitalised[2]	109	112

Finance costs before exceptional items and remeasurements	(1,082)	(878)

Remeasurements:
Net losses on derivative financial instruments[3,4]	(58)	(99)

Exceptional items and remeasurements included within finance costs	(58)	(99)

Finance costs	(1,140)	(977)

Net finance costs from continuing operations	(1,087)	(955)

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.
2.	Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.4% (2016: 3.3%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £18m (2016: £19m). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.
3.	Includes a net foreign exchange loss on financing activities of £264m (2016: £407m) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.
4.	Includes a net loss on instruments designated as fair value hedges of £27m (2016: £34m gain) and a net gain of £60m (2016: £5m) arising from fair value adjustments to the carrying value of debt.

National Grid	2016/17 Full Year Results Statement

5. Tax

Tax charged/(credited) to the income statement – continuing operations

	2017 £m	2016[1] £m

Tax before exceptional items and remeasurements	666	604

Exceptional tax on items not included in profit before tax (note 3)	(94)	(162)
Tax on other exceptional items and remeasurements	(198)	(15)

Tax on total exceptional items and remeasurements (note 3)	(292)	(177)

Total tax charge from continuing operations	374	427

Tax as a percentage of profit before tax	%	%

Before exceptional items and remeasurements – continuing operations	23.7	25.0
After exceptional items and remeasurements – continuing operations	17.1	18.3

The tax charge for the year can be analysed as follows:
	£m	£m

Current tax
UK corporation tax at 20% (2016: 20%)	225	239
UK corporation tax adjustment in respect of prior years	(47)	(5)
Overseas corporation tax	-	38
Overseas corporation tax adjustment in respect of prior years	1	(19)

Total current tax from continuing operations	179	253

Deferred tax
UK deferred tax	(9)	(80)
UK deferred tax adjustment in respect of prior years	(18)	24
Overseas deferred tax	224	229
Overseas deferred tax adjustment in respect of prior years	(2)	1

Total deferred tax from continuing operations	195	174

Total tax charge from continuing operations	374	427

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

National Grid	2016/17 Full Year Results Statement

6. Earnings per share

Adjusted earnings and earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. For further details of exceptional items and remeasurements, see note 3.

(a) Basic earnings per share

	Earnings 2017	Earnings per share 2017	Earnings 2016[1]	Earnings per share 2016[1,2]
	£m	pence	£m	pence

Adjusted earnings from continuing operations	2,141	56.9	1,812	48.0
Exceptional items after tax from continuing operations	(312)	(8.3)	162	4.3
Remeasurements after tax from continuing operations	(19)	(0.5)	(73)	(1.9)

Earnings from continuing operations	1,810	48.1	1,901	50.4
Adjusted earnings from discontinued operations	607	16.1	574	15.2
Exceptional items after tax from discontinued operations	62	1.6	116	3.1
Remeasurements after tax from discontinued operations	(5)	(0.1)	-	-
Gain on disposal of UK Gas Distribution	5,321	141.4	-	-

Earnings from discontinued operations	5,985	159.0	690	18.3
Total adjusted earnings	2,748	73.0	2,386	63.2
Total exceptional items after tax	(250)	(6.7)	278	7.4
Total remeasurements after tax	(24)	(0.6)	(73)	(1.9)
Gain on disposal of UK Gas Distribution	5,321	141.4	-	-

Total earnings	7,795	207.1	2,591	68.7

		2017 millions		2016 millions

Weighted average number of shares – basic[1]		3,763		3,774

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(b) Diluted earnings per share

	Earnings 2017	Earnings per share 2017	Earnings 2016[1]	Earnings per share 2016[1,2]
	£m	pence	£m	pence

Adjusted earnings from continuing operations	2,141	56.7	1,812	47.8
Exceptional items after tax from continuing operations	(312)	(8.3)	162	4.3
Remeasurements after tax from continuing operations	(19)	(0.5)	(73)	(1.9)

Earnings from continuing operations	1,810	47.9	1,901	50.2
Adjusted earnings from discontinued operations	607	16.0	574	15.1
Exceptional items after tax from discontinued operations	62	1.6	116	3.1
Remeasurements after tax from discontinued operations	(5)	(0.1)	-	-
Gain on disposal of UK Gas Distribution	5,321	140.8	-	-

Earnings from discontinued operations	5,985	158.3	690	18.2
Total adjusted earnings	2,748	72.7	2,386	63.0
Total exceptional items after tax	(250)	(6.7)	278	7.3
Total remeasurements after tax	(24)	(0.6)	(73)	(1.9)
Gain on disposal of UK Gas Distribution	5,321	140.8	-	-

Total earnings	7,795	206.2	2,591	68.4

	2017 millions	2016 Millions

Weighted average number of shares – basic[1]	3,780	3,790

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2016/17 Full Year Results Statement

7. Dividends

	2017			2016
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m

Interim dividend in respect of current year	15.17	540	32	15.00	532	31
Final dividend in respect of prior year	28.34	923	151	28.16	805	248

	43.51	1,463	183	43.16	1,337	279

Following completion of the sale of the majority interest in UK Gas Distribution, on 19 April 2017 the Directors declared that an aggregate of approximately £3.2bn would be returned to shareholders through a special dividend of 84.375p per existing ordinary share ($5.4224 per existing American Depositary Share). The special dividend is to be paid to those shareholders on the register of members at 19 May 2017.

The Directors are proposing a final dividend for the year ended 31 March 2017 of 29.10p per share that will absorb approximately £1bn of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 16 August 2017 to shareholders who are on the register of members at 2 June 2017 (subject to Shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

8. Discontinued operations and disposal of UK Gas Distribution

On 8 December 2016 the Group entered into a sale agreement with a consortium of long term infrastructure investors, to dispose of a 61% equity interest in the UK Gas Distribution business, principally comprising the Group’s equity and debt interests in National Grid Gas Distribution Limited together with certain other assets (principally property and a 45% interest in Xoserve Limited). The Consortium comprises Macquarie Infrastructure and Real Assets (MIRA), Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships.

The transaction was contingent on merger clearance from the European Commission, which was received on 16 March 2017, and the transaction completed on 31 March 2017. The Group sold its 100% equity interest in UK Gas Distribution to Quadgas Holdco Limited, a newly incorporated UK limited company 61% owned by Quadgas Investments Bidco Limited and 39% by the Group’s subsidiary National Grid Holdings One plc. In exchange, the Group received cash consideration of £3,679m, and has recognised a shareholder loan of £429m and a 39% equity interest in Quadgas Holdco Limited.

In addition, as part of the disposal process, a newly incorporated financing subsidiary of Quadgas Holdco Limited raised £1,775m of long term debt, secured against the assets of National Grid Gas Distribution Limited, and remitted cash received from this transaction to the Group. This amount has been treated as part of the net cash proceeds from the transaction totalling £5,454m.

The final amount of consideration remains subject to completion adjustments which may result in a further gain/loss on disposal within discontinued operations to be reported in 2017/18.

On 31 March 2017, the Group also entered into a Further Acquisition Agreement (FAA) with the Consortium over a 14% interest (relating to both our equity and the shareholder loan), which includes the pricing mechanism, based on the price paid for the initial 61% interest, and an annualised escalation factor. The FAA contains put and call options for both the Group and the Consortium that can be exercised in the period between 1 March 2019 and 31 October 2019.

The UK Gas Distribution business met the criteria to be classified as held for sale at 8 December 2016, and depreciation and amortisation (circa £25m per month) on tangible and intangible fixed assets ceased from this date. The disposal of UK Gas Distribution resulted in a £5.3bn gain on disposal.

The business represents a reportable segment and a separate major line of business and accordingly has been presented as a discontinued operation in the consolidated income statement, consolidated statement of comprehensive income and the consolidated cash flow statement. The segmental analysis in note 2 has also been re-presented.

With respect to treasury activities, a Group-wide financing exercise was undertaken in order to: a) ensure that the proportion of debt to equity financing in National Grid Gas Distribution Limited was in line with the requirements of its regulatory licence and the financing structure of the business more generally; and b) to optimise the mix of debt in the continuing businesses. The financing exercise involved the buyback of debt and derivatives in both of the Group’s UK regulated subsidiaries (National Grid Gas plc and National Grid Electricity Transmission plc) as well as the novation of certain instruments to National Grid Gas Distribution Limited, and the issue of new debt by National Grid Gas Distribution Limited whilst under the Group’s control prior to the sale completion. Since all these activities formed part of a single exercise, which would not have been undertaken in the absence of the sale, all costs have been allocated to discontinued operations.

National Grid	2016/17 Full Year Results Statement

8. Discontinued operations and disposal of UK Gas Distribution continued

The presentation of the 2016/17 income statement is required to be split between continuing and discontinued operations and to re-present results for previous periods in a comparable manner. Revenues, operating expenses and operating profits: Discontinued results are closely aligned to the previously disclosed UK Gas Distribution segment, with the results of Xoserve Limited re-allocated from within Other activities. Resultant tax amounts have then been charged in line with these results.

The Group has presented interest costs for the continuing business on a basis consistent with how it expects to finance the Group in future periods, to aid comparability in future periods. Interest costs associated with debt and derivatives which remain in the Group as at 31 March 2017 have been attributed to the continuing group in full. Interest cost relating to instruments bought back in the period since the disposal process started, debt novated across, and debt and derivatives issued by UK Gas Distribution as part of the liability management exercise have been included within discontinued operations. The interest costs in the comparative periods for discontinued operations only includes interest that relates to the debt bought back in 2016/17 and the debt novated into UK Gas Distribution in 2016/17.

Costs included in the gain on disposal total £1,837m. These include £1,334m of financing costs (including debt buybacks), the direct costs to sell UK Gas Distribution (‘transaction costs’), and business restructuring costs. Included within transaction costs is £150m relating to a voluntary distribution to be made for the benefit of energy consumers from the proceeds of the sale.

Income statement – discontinued operations
for the years ended 31 March	2017 £m	2016 £m

Revenue	1,887	1,903
Operating costs	(993)	(1,043)
Operating profit
Before exceptional items and remeasurements	894	882
Exceptional items and remeasurements[1]	-	(22)
Total operating profit from discontinued operations	894	860

Finance costs
Before exceptional items and remeasurements	(146)	(157)
Exceptional items and remeasurements[2]	(6)	-
Total finance costs	(152)	(157)
Profit before tax from discontinued operations
Before exceptional items and remeasurements	748	725
Exceptional items and remeasurements	(6)	(22)
Total profit before tax from discontinued operations	742	703
Tax from discontinued operations
Before exceptional items and remeasurements	(142)	(149)
Exceptional items and remeasurements	63	138
Total tax from discontinued operations	(79)	(11)
Profit after tax from discontinued operations
Before exceptional items and remeasurements	606	576
Exceptional items and remeasurements	57	116
Profit after tax from discontinued operations	663	692
Gain on disposal of UK Gas Distribution after tax	5,321	-
Total profit after tax from discontinued operations	5,984	692

1.	2016 includes sale preparation costs of £22m in respect of the disposal of the UK Gas Distribution business. Current year costs have been included as part of transaction costs in determining the gain on disposal.
2.	2017 includes losses in respect of remeasurements of derivative financial instruments.

National Grid	2016/17 Full Year Results Statement

8. Discontinued operations and disposal of UK Gas Distribution continued

Statement of comprehensive income – discontinued operations
for the years ended 31 March	2017 £m	2016 £m

Profit after tax from discontinued operations	5,984	692

Other comprehensive income/(loss) from discontinued operations
Items that will never be reclassified to profit or loss:
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	(75)	129
Tax on items that will never be reclassified to profit or loss	13	(30)

Total items from discontinued operations that will never be reclassified to profit or loss	(62)	99

Items that may be reclassified subsequently to profit or loss:
Net losses in respect of cash flow hedges	(106)	(38)
Transferred to profit or loss in respect of cash flow hedges	233	3
Tax on items that may be reclassified subsequently to profit or loss	(23)	7
Total items from discontinued operations that may be reclassified subsequently to profit or loss	104	(28)
Other comprehensive income for the year, net of tax from discontinued operations	42	71
Total comprehensive income for the year from discontinued operations	6,026	763

Gain on disposal of UK Gas Distribution

2017 £m

Assets
Intangible assets	89
Property, plant and equipment	8,700
Cash and cash equivalents	5
Trade and other receivables	274
Defined benefit pension asset	37
Other assets[1]	83

Total assets	9,188

Liabilities
Borrowings[1]	(5,961)
Trade and other payables	(488)
Provisions	(94)
Deferred tax liabilities	(1,073)
Defined benefit pension liability	(3)
Deferred income	(915)
Other liabilities	(6)

Total liabilities	(8,540)

Net assets on disposal	648

Satisfied by:
Cash proceeds	3,679
Loan proceeds	1,775
Shareholder loan	429
Associate at fair value	1,611

Total consideration	7,494
Less:
Financing costs	(1,334)
Transaction costs	(305)
Business restructuring costs	(198)

Pre-tax gain on disposal	5,009
Tax	312

Post-tax gain on disposal	5,321

1. Net debt disposal of £5,890m principally comprises £5,961m of borrowings net of £71m of other financial assets.

National Grid	2016/17 Full Year Results Statement

9. Reconciliation of net cash flow to movement in net debt

	2017 £m	2016 £m

Increase in cash and cash equivalents	984	4
Increase in financial investments	5,675	391
Increase in borrowings and related derivatives	(3,715)	(1,100)
Net interest paid on the components of net debt	1,955	810

Change in net debt resulting from cash flows	4,899	105
Changes in fair value of financial assets and liabilities and exchange movements	(2,273)	(515)
Net interest charge on the components of net debt[1]	(2,401)	(913)
Disposal of UK Gas Distribution	5,890	-
Other non-cash movements	(64)	(87)

Movement in net debt (net of related derivative financial instruments) in the year	6,051	(1,410)
Net debt (net of related derivative financial instruments) at start of year	(25,325)	(23,915)

Net debt (net of related derivative financial instruments) at end of year	(19,274)	(25,325)

1. An exceptional charge of £1,313m (2016: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £1,052m (2016: £nil) is included in net interest paid on the components of net debt.

10. Net debt

	2017 £m	2016 £m

Cash and cash equivalents	1,139	127
Bank overdrafts	-	(3)

Net cash and cash equivalents	1,139	124
Financial investments	8,741	2,998
Borrowings (excluding bank overdrafts)	(28,638)	(28,341)
Net debt related derivative financial assets	1,707	1,963
Net debt related derivative financial liabilities	(2,223)	(2,069)

Net debt (net of related derivative financial instruments)	(19,274)	(25,325)

National Grid	2016/17 Full Year Results Statement

11. Commitments and contingencies

	2017 £m	2016 £m

Future capital expenditure contracted for but not provided	2,571	2,616
Operating lease commitments	619	642
Energy purchase commitments	5,699	4,302
Guarantees and letters of credit (a)	2,780	2,391

(a) Guarantees and letters of credit

	2017 £m	2016 £m

Guarantee of sublease for US property (expires 2040)	225	219
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	100	113
Guarantees of certain obligations for construction of HVDC West Coast Link (expected expiry 2017)	281	415
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	140	166
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)	1,059	1,038
Guarantees of certain obligations of construction of IFA2 SAS (expected expiry 2021)	354	-
Guarantees of certain obligations of St William Homes LLP (various expiry dates)	147	96
Other guarantees and letters of credit (various expiry dates)	474	344

	2,780	2,391

(b) Litigation and claims

Through the ordinary course of our operations, we are party to various litigations, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2017	2016

Closing rate applied at year end	1.25	1.44
Average rate applied for the year	1.28	1.47

National Grid	2016/17 Full Year Results Statement

13. Related party transactions

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2017 £m	2016 £m

Sales: Goods and services supplied to a pension plan	3	3
Sales: Goods and services supplied to joint ventures[1]	78	9
Sales: Goods and services supplied associates	-	4
Purchases: Goods and services received from joint ventures[2]	168	183
Purchases: Goods and services received from associates[2]	169	83

Receivable from joint ventures	64	7
Receivable from associates[3]	457	-
Payable to joint ventures[4]	84	96
Payable to associates	27	7

Dividends received from joint ventures[5]	75	48
Dividends received from associates	24	24

1.	During the year the Company sold property sites to joint venture St William Homes LLP.
2.	During the year the Company received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US. Additionally, goods and services were received from UK joint ventures for the construction of a transmission link in the UK.
3.	Amounts receivable from associates includes a loan receivable balance from Quadgas Holdco Limited of £434m as a result of the sale of the UK Gas Distribution business and a loan receivable balance of £61m from Nemo Link Limited.
4.	Amounts payable to joint ventures include deposits received for National Grid property sites from St William Homes LLP.
5.	Dividends in respect of joint ventures were received from BritNed Development Limited.